FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327, – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Item
1.	CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2017
2.	2Q17 EARNINGS RELEASE
3.	SIGNATURES

Cosan Limited

Consolidated interim financial statements as of

June 30, 2017

Cosan Limited

Consolidated interim financial statements

Report on Review of Interim Financial Information

To the Board of Directors and Shareholders of

Cosan Limited

Bermuda

Introdução

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (“Company”) contained in the Quarterly Information Form—ITR for the quarter ended June 30, 2017, which comprises the statement of financial position as of June 30, 2017, and the respective statements of profit and loss and comprehensive income for the three and six-month periods then ended and changes in equity and cash flows for the six-month period then ended, including the notes.

The Company’s management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board—IASB. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410—Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Information Form—ITR referred to above has not been prepared, in all material respects, in accordance with IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board—IASB.

São Paulo, August 10, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

Rogério Hernandez Garcia

Accountant CRC 1SP213431/O-5

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	June 30, 2017	December 31, 2016
Assets
Cash and cash equivalents	7	3,936,955	4,499,588
Marketable securities	8	2,679,808	1,291,580
Trade receivables	9	1,143,329	1,130,624
Derivative financial instruments	27	230,130	20,654
Inventories		580,902	630,752
Receivables from related parties	11	58,970	58,517
Income tax receivable		209,369	364,980
Other current tax receivable	10	281,964	178,856
Dividends receivable		42,523	144,160
Other current assets		228,776	449,298

Total current assets		9,392,726	8,769,009
Trade receivables	9	47,663	54,806
Restricted cash		219,719	200,999
Deferred tax assets	21	1,662,340	1,490,002
Receivables from related parties	11	152,607	183,740
Income tax receivable		236,002	121,376
Other non-current tax receivable	10	766,756	739,849
Judicial deposits	22	740,568	714,684
Derivative financial instruments	27	714,768	730,426
Other non-current assets		850,151	835,730
Investments in associates	12	286,720	286,947
Investments in joint ventures	13	8,628,851	8,506,395
Property, plant and equipment	14	11,124,766	10,726,448
Intangible assets and goodwill	15	16,923,025	17,109,439

Total non-current assets		42,353,936	41,700,841

Total assets		51,746,662	50,469,850

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	June 30, 2017	December 31, 2016
Liabilities
Loans, borrowings and debentures	16	3,138,701	2,404,009
Leases	17	342,684	472,632
Real estate credit certificates		104,776	105,422
Derivative financial instruments	27	4,049	40,526
Trade payables	19	2,007,650	2,032,542
Employee benefits payable		208,599	238,159
Income tax payables		23,898	83,113
Other taxes payable	20	287,604	261,169
Concessions payables	18	26,987	27,662
Dividends payable		28,227	93,500
Payables to related parties	11	268,723	237,081
Deferred revenue		15,160	14,167
Other financial liabilities		275,260	203,303
Other current liabilities		409,111	415,782

Total current liabilities		7,141,429	6,629,067

Loans, borrowings and debentures	16	17,361,042	15,934,488
Leases	17	780,737	924,911
Real estate credit certificates		38,920	90,323
Preferred shareholders payable in subsidiaries		1,531,250	1,769,427
Derivative financial instruments	27	192,984	255,318
Trade payables	19	258	568
Other taxes payable	20	155,833	153,776
Income tax payables		13,009	—
Provision for legal proceedings	22	1,257,487	1,268,564
Concessions payables	18	2,755,454	2,580,144
Post-employment benefits	28	454,413	441,480
Deferred tax liabilities	21	3,697,703	3,550,565
Deferred revenue		60,672	62,207
Other non-current liabilities		645,193	799,263

Total non-current liabilities		28,944,955	27,831,034

Total liabilities		36,086,384	34,460,101

Shareholders’ equity	23
Share capital		5,328	5,328
Additional paid-in capital		3,926,857	4,051,591
Accumulated other comprehensive loss		(284,387)	(480,454)
Retained earnings		2,607,411	2,695,998

Equity attributable to:
Owners of the Company		6,255,209	6,272,463
Non-controlling interests	12	9,405,069	9,737,286

Total shareholders’ equity		15,660,278	16,009,749

Total shareholders’ equity and liabilities		51,746,662	50,469,850

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three and six month period ended June 30, 2017 and 2016

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017	April 1, 2016 to June 30, 2016 (Restated)	January 1, 2016 to June 30, 2016 (Restated)
Net sales		3,368,507	6,154,238	3,340,388	6,459,456
Cost of sales		(2,202,172)	(4,161,613)	(1,995,688)	(4,061,792)

Gross profit		1,166,335	1,992,625	1,344,700	2,397,664

Selling expenses		(281,435)	(539,018)	(257,806)	(494,635)
General and administrative expenses		(202,909)	(410,283)	(270,098)	(498,062)
Other expenses, net	25	(47,720)	(63,760)	(28,964)	(66,318)

Operating expenses		(532,064)	(1,013,061)	(556,868)	(1,059,015)

Income before interest in earnings of investees and financial results		634,271	979,564	787,832	1,338,649

Interest in earnings of associates	12	(1,628)	1,326	(3,600)	(5,158)
Interest in earnings of joint ventures	13	40,397	296,094	252,594	693,938

Interest in earnings of investees		38,769	297,420	248,994	688,780
Finance expense		(867,138)	(1,765,370)	(845,403)	(1,724,271)
Finance income		234,762	517,771	325,016	571,567
Foreign exchange gain (losses), net		(312,621)	(193,733)	534,151	1,059,554
Derivatives		260,516	138,458	(769,330)	(1,473,471)

Financial results	26	(684,481)	(1,302,874)	(755,566)	(1,566,621)
(Loss) profit before taxes		(11,441)	(25,890)	281,260	460,808

Income tax (expenses) benefits	21
Current		(64,906)	(41,339)	(114,874)	(213,947)
Deferred		28,926	(38,470)	49,989	133,641

		(35,980)	(79,809)	(64,885)	(80,306)

(Loss) profit from continuing operations		(47,421)	(105,699)	216,375	380,502
Profit from discontinued operation, net of tax		—	—	25,595	40,548

(Loss) profit for the period		(47,421)	(105,699)	241,970	421,050

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three and six month period ended June 30, 2017 and 2016

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	April 1, 2017 to June 30, 2017		January 1, 2017 to June 30, 2017		April 1, 2016 to June 30, 2016 (Restated)		January 1, 2016 to June 30, 2016 (Restated)
Other comprehensive income
Items that will never be reclassified to profit or loss
Financial instruments—common transactions			—		9,000		6,000		6,000

			—		9,000		6,000		6,000
Items that are or may be reclassified to profit or loss:
Foreign currency translation effect			(30,302)		(15,865)		112,145		145,955
Gain (loss) on cash flow hedge in joint ventures and subsidiary			150,908		322,203		(113,645)		(140,737)
Changes in fair value of available for sale securities			3,194		3,323		1,486		(1,508)
Taxes			—		—		1,006		1,883

			123,800		309,661		992		5,593
Total other comprehensive income, net of tax			123,800		318,661		6,992		11,593

Comprehensive income—Continued operation			76,379		212,962		248,962		432,643

Comprehensive (loss) income—Discontinued operation			—		—		(218)		197

Total comprehensive income			76,379		212,962		248,744		432,840

Total net (loss) income attributable to:
Owners of the Parent			(44,781)		(23,666)		25,316		155,578
Non-controlling interests			(2,640)		(82,033)		216,654		265,472

			(47,421)		(105,699)		241,970		421,050
Total comprehensive income attributable to:
Owners of the Company			25,637		172,401		57,498		191,081
Non-controlling interests			50,742		40,561		191,246		241,759

			76,379		212,962		248,744		432,840
Basic (loss) earnings per share from:	24
Continuing operations		R$	(0.1692)	R$	(0.0894)	R$	0.0724	R$	0.5448
Discontinuing operations			—		—	R$	0.0233	R$	0.0430

		R$	(0.1692)	R$	(0.0894)	R$	0.0957	R$	0.5878
Diluted (loss) earnings per share from:	24
Continuing operations		R$	(0.2295)	R$	(0.1502)	R$	0.0103	R$	0.4809
Discontinuing operations			—		—	R$	0.0232	R$	0.0428

		R$	(0.2295)	R$	(0.1502)	R$	0.0335	R$	0.5237

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the six month period ended June 30, 2017 and 2016

(In thousands of Brazilian Reais – R$)

	Share capital	Capital reserve	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2016	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

Net loss for the period	—	—	—	(23,666)	(23,666)	(82,033)	(105,699)
Other comprehensive income:
Gain on cash flow hedge in joint ventures and subsidiary	—	—	200,523	—	200,523	121,680	322,203
Foreign currency translation effects	—	—	(12,122)	—	(12,122)	(3,744)	(15,866)
Financial instruments—common transactions	—	—	5,598	—	5,598	3,402	9,000
Change in fair value of available for sale securities	—	—	2,068	—	2,068	1,256	3,324

Total comprehensive income for the period	—	—	196,067	(23,666)	172,401	40,561	212,962

Contributions by and distributions to owners of the Company:
Capital increase in subsidiary	—	—	—	—	—	2,815	2,815
Dividends—non-controlling interests	—	(13,274)	—	—	(13,274)	13,274	—
Share options exercised—Subsidiaries	—	10,425	—	—	10,425	6,057	16,482
Dividends	—	—	—	(64,921)	(64,921)	(292,020)	(356,941)
Share-based compensation—Subsidiaries	—	2,814	—	—	2,814	3,378	6,192

Total contributions by and distributions to owners of the Company	—	(35)	—	(64,921)	(64,956)	(266,496)	(331,452)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(124,699)	—	—	(124,699)	(106,282)	(230,981)

At June 30, 2017	5,328	3,926,857	(284,387)	2,607,411	6,255,209	9,405,069	15,660,278

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

or the six month period ended June 30, 2017 and 2016

(In thousands of Brazilian Reais – R$)

	Share capital	Capital reserve	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 01, 2016 (Restated)	5,328	4,006,562	(478,207)	2,380,035	5,913,718	10,275,532	16,189,250

Net profit for the period (Restated)	—	—	—	155,578	155,578	265,472	421,050
Other comprehensive income:
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(87,055)	—	(87,055)	(52,245)	(139,300)
Foreign currency translation effects	—	—	119,024	—	119,024	26,931	145,955
Financial instruments—common transactions	—	—	3,751	—	3,751	2,249	6,000
Change in fair value of available for sale securities	—	—	(217)	—	(217)	(648)	(865)

Total comprehensive income for the period	—	—	35,503	155,578	191,081	241,759	432,840

Contributions by and distributions to owners of the Company:
Exercise of stock options plan	—	578	—	—	578	347	925
Dividends—non-controlling interests	—	(7,091)	—	—	(7,091)	7,091	—
Dividends	—	—	—	(86,470)	(86,470)	(687,799)	(774,269)
Share-based compensation—Subsidiaries	—	3,148	—	—	3,148	2,748	5,896

Total contributions by and distributions to owners of the Company	—	(3,365)	—	(86,470)	(89,835)	(677,613)	(767,448)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	49,293	—	—	49,293	1,765,524	1,814,817

Transactions with owners of the Company	—	49,293	—	—	49,293	1,765,524	1,814,817

At June 30, 2016 (Restated)	5,328	4,052,490	(442,704)	2,449,143	6,064,257	11,605,202	17,669,459

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of cash flows

For the six month period ended June 30, 2017 and 2016

(In thousands of Brazilian Reais – R$)

	Note	January 1, 2017 to June 30, 2017	January 1, 2016 to June 30, 2016 (Restated)
Cash flows from operating activities
(Loss) profit before taxes		(25,890)	460,808
Adjustments for:
Depreciation and amortization		897,360	716,316
Lease and concession		95,223	100,254
Interest in earnings of associates	12	(1,326)	5,158
Interest in earnings of joint ventures	13	(296,094)	(693,938)
Losses on disposals of assets		16,791	8,517
Option shares expense		6,192	5,896
Provision for legal proceedings		41,528	60,081
Indexation charges, interest and exchange, net		1,386,044	1,680,583
Other		61,462	(59,007)

		2,181,290	2,284,668
Changes in:
Trade receivables		(6,707)	(88,577)
Inventories		51,831	3,785
Recoverable taxes		(86,616)	118,164
Related parties		9,534	(43,201)
Trade payables		(91,189)	(97,630)
Other financial liabilities		50,332	(102,005)
Employee benefits		(99,586)	(82,805)
Provision for legal proceedings		(37,985)	(39,593)
Judicial deposits		(15,849)	(10,729)
Post-employment benefits		(13,209)	(12,685)
Income tax and other tax		(14,729)	(112,452)
Discontinued operation		—	4,769
Concessions payable		(55,579)	(53,963)
Other assets and liabilities, net		39,479	(141,552)

		(270,273)	(658,474)

Net cash generated by operating activities		1,911,017	1,626,194

Cash flows from investing activities
Capital contribution in associates		(3,967)	(2,715)
Marketable securities		(1,284,457)	(1,202,950)
Restricted cash		(18,720)	71,002
Dividends received from associates		6,279	3,942
Dividends received from joint ventures		576,675	443,303
Discontinued operation		—	2,012
Put option exercised paid		(275,780)	(186,052)
Acquisition of property, plant and equipment, intangible assets and investments		(1,130,752)	(1,048,881)
Related parties		—	11,338
Cash received on sale of fixed assets, and intangible assets		8,097	—

Net cash used in investing activities		(2,122,625)	(1,909,001)

Cosan Limited

Consolidated statements of cash flows

For the six month period ended June 30, 2017 and 2016

(In thousands of Brazilian Reais – R$)

	Note	January 1, 2017 to June 30, 2017	January 1, 2016 to June 30, 2016 (Restated)
Cash flows from financing activities
Loans and borrowings and debentures raised	16	2,549,576	5,305,061
Amortization of principal on loans, borrowings and debentures	16	(919,914)	(5,572,362)
Payment of interest on loans, borrowings and debentures	16	(757,662)	(863,386)
Payment of principal on financing leases		(210,265)	(230,889)
Payment of interest on financing leases		(159,160)	(176,850)
Non-controlling interest capital increase		1,891	1,978,953
Non-controlling interest subscription		20,375	28,764
Real estate credit certificates		(64,936)	(64,218)
Derivative financial instruments		(144,837)	(21,336)
Dividends paid		(687,306)	(968,001)
Acquisition of non-controlling interest		(10,192)	—
Treasury shares		(25,922)	—
Share options exercised—subsidiaries		16,346	925

Net cash used in financing activities		(392,006)	(583,339)

Decrease in cash and cash equivalents		(603,614)	(866,146)

Cash and cash equivalents at beginning of the period		4,499,588	3,505,824

Effect of exchange rate fluctuations on cash held		40,981	(95,644)

Cash and cash equivalents at end of the period		3,936,955	2,544,034

Supplemental cash flow information
Income taxes paid		10,661	53,806

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker—CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa) (ticker—CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 62.39% and 72.43% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo S.A. (“Rumo”), logistic segment (“Logistic”); (iii) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“Moove”) and Comma Oil & Chemicals Ltd. (“Comma”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities (“Lubricants”); and (iv) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

At June 30, 2017, Cosan Logística had a negative consolidated working capital of R$28,210 and loss for the period of R$279,649. Nevertheless, it presented a net cash generation from operations of R$1,011,460 and made investments in the modernization of its fleet and improving the railway network in the amount of R$950,064, in line with its business plan. The capital increase associated with the debt rescheduling implemented in 2016, as well as the issuance of Senior Notes 2024 in 2017 (note 16), equated the Company’s operational continuity risk over a short-term horizon.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

2	Basis of preparation

2.1	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2016.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016, except for the adoption of new standards and interpretations effective as of January 1, 2017. The Company has not early adopted any other standard, interpretation or amendment that has been issued.

All own relevant information of the interim financial statements, and only they, are being highlighted, and these correspond to those used by management in its management.

These consolidated interim financial statements were authorized for issue by the Board of Directors on August 3, 2017.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented in this consolidated interim financial statements.

3.1	Basis of consolidation

The consolidated statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	June 30, 2017	December 31, 2016
Directly owned subsidiaries
Cosan Logística S.A.	72.43%	72.42%
Cosan S.A. Indústria e Comércio	62.39%	62.29%
Interest of Cosan S.A. in its subsidiaries
Comma Oil Chemicals Limited	100.00%	100.00%
Companhia de Gás de São Paulo – COMGÁS(i)	63.11%	62.66%
Cosan Biomassa S.A.(ii)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produto Químicos Ltda.	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Rumo S.A.(iii)	1.71%	0.86%

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	June 30, 2017	December 31, 2016
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.47%	28.37%
Logispot Armazéns Gerais S.A.	14.52%	14.47%
Elevações Portuárias S.A.	28.47%	28.37%
Rumo Luxembourg Sarl	28.47%	28.37%
ALL Intermodal S.A.	28.47%	28.37%
Rumo Malha Oeste S.A.	28.47%	28.37%
Rumo Malha Paulista S.A.	28.47%	28.37%
Rumo Malha Sul S.A.	28.47%	28.37%
Rumo Malha Norte S.A.	28.22%	28.22%
ALL Armazéns Gerais Ltda.	28.47%	28.37%
Portofer Ltda.	28.47%	28.37%
Boswells S.A.	28.47%	28.37%
Brado Holding S.A.	28.47%	28.37%
Brado Logística e Participações S.A.	17.71%	17.65%
Brado Logística S.A.	17.71%	17.65%
ALL Serviços Ltda.	28.47%	28.37%
ALL Argentina S.A.	28.47%	28.37%
ALL Mesopotâmica S.A.	20.09%	20.02%
ALL Central S.A.	20.94%	20.87%
Paranaguá S.A.	28.44%	28.32%
ALL Rail Management Ltda.	14.24%	14.19%
PGT S.A.	28.47%	28.37%

(i)	As of June 30, 2017, the Company increased its interest, in COMGÁS, to 63.11% due to the capital increase arising from the partial use of the goodwill tax benefit, according to Ordinary / Extraordinary General Meeting of April 20, 2017, of the subsidiary COMGAS.

(ii)	The Company recorded in the first quarter of 2017, a put option for the repurchase of shares of non-controlling shareholders, according to the shareholder agreement.

(iii)	The direct subsidiary Cosan S.A has a financial investment of 22,959,974 shares of Rumo SA, which is an indirect subsidiary of the Company. Therefore, for the consolidated financial statements of the Company, the interest of 1.71% (0.86% stake as of December 31, 2016) in the share capital of Rumo S.A is recognized as an equity investment.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

4	New standards and interpretations not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Group has not early adopted the following new or amended standards in preparing these consolidated interim financial statements.

IFRS 15—Revenue from contracts with customers

The significant impacts related to IFRS 15 are expected to be in the disclosures of the notes to the financial statements and in the policies applied to the control of revenues. Material impacts on revenue recognition are not expected.

IFRS 9—Financial instruments

The application of the new standard may result in a review of the provision for doubtful accounts. The study on possible impacts has not yet been completed.

IFRS 16 Leases

The Company began an initial assessment of the potential impact on its financial statements. So far, the most significant impact identified is that the subsidiary Rumo S.A will recognize new assets and liabilities for its operating leases related to concession. The analyses of the impacts on investments in joint ventures are ongoing.

The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities. The quantitative effect of the adoption of IFRS 16 will depend specifically on the transition method chosen, the use of practical files and recognition exemptions, and any additional leases that the Company will enter into. The Company expects to disclose its transition approach and quantitative information prior to adoption.

Amendments to IAS 7 Statement of Cash Flows

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, the Company is not required to provide comparative information for preceding periods. The Company is not required to provide additional disclosures in its interim consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended December 31, 2017.

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrecognized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how the Company should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Company is required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. The Company is not required to provide additional disclosures in its interim consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended December 31, 2017.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

There are no other IFRS standards or IFRIC interpretations that have not come into effect and are expected to have a material impact on the Company.

5	Changes adopted

The changes below were applied for the first time in 2016 did not result in a significant impact on the Company’s annual consolidated financial statements or in the interim financial statements.

The nature and the impact of each new standard or amendment are described below:

(i)	Discontinued operation

Due to the partial sale of Radar segment’s shares and as required by IFRS 5—Non-current assets available for sale and discontinued operations—the Company is restating the presentation of its income statement for the three and six months periods ended June 30, 2016.

(ii)	Correction of immaterial errors – Tax installments

During the year of 2016, the Company identified an error in the accounting record of tax installment liabilities, related to others federal taxes than income tax, referring to prior years.

Management concluded that the effect of the correction of error had no material impact on the Company’s interim financial statements for the three and six months periods ended June 30, 2016.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

The impacts of both restatements for the three and six months periods ended June 30, 2016 are as follows:

	April 1, 2016 to June 30, 2016 (Restated)				January 1, 2016 to June 30, 2016 (Restated)
	As issued	Discontinued operation (i)	Tax installment(ii)	Restated	As issued	Discontinued operation (i)	Tax installment(ii)	Restated
Net sales	3,364,402	(24,014)	—	3,340,388	6,506,384	(46,928)	—	6,459,456
Cost of sales	(1,995,688)	—	—	(1,995,688)	(4,061,792)	—	—	(4,061,792)

Gross profit	1,368,714	(24,014)	—	1,344,700	2,444,592	(46,928)	—	2,397,664

Operating expense	(555,104)	(1,764)	—	(556,868)	(1,065,039)	6,024	—	(1,059,015)

Income before interest in earnings of investees and financial results	813,610	(25,778)	—	787,832	1,379,553	(40,904)	—	1,338,649

Interest in earnings of associates and joint ventures	248,994	—	—	248,994	688,780	—	—	688,780
Financial results	(748,664)	(4,364)	(2,538)	(755,566)	(1,553,417)	(8,127)	(5,077)	(1,566,621)

Profit before taxes	313,940	(30,142)	(2,538)	281,260	514,916	(49,031)	(5,077)	460,808

Income tax expense	(70,295)	4,547	863	(64,885)	(90,515)	8,483	1,726	(80,306)

Profit from continuing operations	243,645	(25,595)	(1,675)	216,375	424,401	(40,548)	(3,351)	380,502

Profit from discontinued operations, net of tax	—	25,595	—	25,595	—	40,548	—	40,548

Profit for the period	243,645	—	(1,675)	241,970	424,401	—	(3,351)	421,050

Net income attributable to:
Owners of the Parent	26,362	—	(1,046)	25,316	157,671	—	(2,093)	155,578
Non-controlling interests	217,283	—	(629)	216,654	266,730	—	(1,258)	265,472

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

6	Operating segments

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”). A reconciliation of EBITDA to profit (loss) is presented below.

Reported segments

(i)	Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

(ii)	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand Shell throughout Brazil;

(iii)	COMGÁS: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo generation and cogeneration sectors;

(iv)	Cosan Logística: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment; and

(v)	Moove: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark

Reconciliation

(i)	Cosan Corporate: other investments, in addition to the corporate activities of the Company. The Cosan Corporate segment’s includes the subsidiaries responsible for raising funds for the group.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidation IFRS 11”.

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	April 1, 2017 to June 30, 2017
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of income or loss:
Net sales	3,105,914	17,264,040	1,359,665	511,466	1,506,143	183	(20,369,954)	(8,950)	3,368,507	1,871,281	1,506,143
Domestic market	1,726,017	17,264,040	1,359,665	399,717	1,426,995	183	(18,990,057)	(8,950)	3,177,610	1,759,532	1,426,995
External market	1,379,897	—	—	111,749	79,148	—	(1,379,897)	—	190,897	111,749	79,148
Cost of sales	(3,095,884)	(16,499,280)	(866,811)	(354,429)	(989,334)	(548)	19,595,164	8,950	(2,202,172)	(1,221,755)	(989,334)
Gross profit	10,030	764,760	492,854	157,037	516,809	(365)	(774,790)	—	1,166,335	649,526	516,809
Selling expenses	(186,415)	(327,978)	(164,243)	(99,902)	(17,285)	(5)	514,393	—	(281,435)	(264,150)	(17,285)
General and administrative expenses	(128,491)	(102,422)	(81,081)	(21,175)	(65,877)	(34,776)	230,913	—	(202,909)	(137,210)	(65,877)
Other income (expense), net	(7,733)	225,052	(9,308)	(314)	(2,211)	(35,887)	(217,319)	—	(47,720)	(45,509)	(2,211)
Financial results	(98,083)	(71,169)	(41,192)	(4,377)	(432,864)	(206,048)	169,252	—	(684,481)	(256,940)	(432,864)
Financial expense	(231,311)	(69,598)	(141,297)	(11,097)	(459,653)	(255,091)	300,909	—	(867,138)	(383,937)	(459,653)
Financial income	206,246	25,989	100,180	8,739	78,996	46,847	(232,235)	—	234,762	157,169	78,996
Foreign exchange losses, net	(13,790)	(159,127)	(42,378)	(7,547)	(128,958)	(133,738)	172,917	—	(312,621)	(213,937)	(128,958)
Derivatives	(59,228)	131,567	42,303	5,528	76,751	135,934	(72,339)	—	260,516	183,765	76,751
Interest in earnings of associates	(10,494)	—	—	(2,568)	1,412	43,411	10,494	(43,883)	(1,628)	(3,042)	1,412
Interest in earnings of joint ventures	—	—	—	—	—	40,397	—	—	40,397	40,397	—
Income tax expense benefit	171,283	(143,768)	(70,815)	(10,775)	(30,808)	76,418	(27,515)	—	(35,980)	(12,220)	(30,808)

Profit (loss) from continuing operations	(249,903)	344,475	126,215	17,926	(30,824)	(116,855)	(94,572)	(43,883)	(47,421)	(29,148)	(30,824)
Total net income attributable to:
Owners of the Parent	(249,903)	329,889	80,018	17,926	(6,951)	(117,181)	(79,986)	(17,894)	(44,781)	(76,041)	(9,550)
Non-controlling interests	—	14,586	46,197	—	(23,873)	326	(14,586)	(25,989)	(2,640)	46,893	(21,274)

	(249,903)	344,475	126,215	17,926	(30,824)	(116,855)	(94,572)	(43,883)	(47,421)	(29,148)	(30,824)
Other selected data:
Depreciation and amortization	505,515	162,420	128,070	19,901	298,739	4,095	(667,935)	—	450,805	152,066	298,739
EBITDA	182,412	721,832	366,292	52,979	731,587	16,870	(904,244)	(43,883)	1,123,845	392,078	731,587
Additions to PP&E, intangible and biological assets	410,813	159,978	102,727	5,034	478,181	2,163	(570,791)	—	588,105	109,215	478,181
Reconciliation of EBITDA:
Profit (loss) for the period	(249,903)	344,475	126,215	17,926	(30,824)	(116,855)	(94,572)	(43,883)	(47,421)	(29,148)	(30,824)
Income tax and social contribution	(171,283)	143,768	70,815	10,775	30,808	(76,418)	27,515	—	35,980	12,220	30,808
Financial result, net	98,083	71,169	41,192	4,377	432,864	206,048	(169,252)	—	684,481	256,940	432,864
Depreciation and amortization	505,515	162,420	128,070	19,901	298,739	4,095	(667,935)	—	450,805	152,066	298,739

EBITDA	182,412	721,832	366,292	52,979	731,587	16,870	(904,244)	(43,883)	1,123,845	392,078	731,587

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	January 1, 2017 to June 30, 2017
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of income or loss:
Net sales	6,019,148	34,962,194	2,505,932	958,162	2,705,317	362	(40,981,342)	(15,535)	6,154,238	3,464,422	2,705,317
Domestic market	3,343,013	34,962,194	2,505,932	757,911	2,577,951	362	(38,305,207)	(15,535)	5,826,621	3,264,171	2,577,951
External market	2,676,135	—	—	200,251	127,366	—	(2,676,135)	—	327,617	200,251	127,366
Cost of sales	(5,328,028)	(33,246,205)	(1,586,931)	(668,415)	(1,920,186)	(1,615)	38,574,233	15,534	(4,161,613)	(2,256,929)	(1,920,186)
Gross profit	691,120	1,715,989	919,001	289,747	785,131	(1,254)	(2,407,109)	—	1,992,625	1,207,493	785,131
Selling expenses	(330,717)	(642,079)	(332,030)	(187,291)	(19,640)	(57)	972,796	—	(539,018)	(519,378)	(19,640)
General and administrative expenses	(287,252)	(218,664)	(158,194)	(41,394)	(129,185)	(81,510)	505,916	—	(410,283)	(274,127)	(129,185)
Other income (expense), net	(93,027)	179,275	(9,889)	(168)	(4,405)	(49,298)	(86,248)	—	(63,760)	(59,354)	(4,405)
Financial results	36,980	(243,286)	(82,616)	(24,175)	(884,077)	(312,006)	206,306	—	(1,302,874)	(391,977)	(884,077)
Financial expense	(451,555)	(119,869)	(356,319)	(18,386)	(948,040)	(442,625)	571,424	—	(1,765,370)	(807,496)	(948,040)
Financial income	380,211	70,589	273,956	12,663	122,641	108,511	(450,800)	—	517,771	423,895	122,641
Foreign exchange losses, net	(39,177)	(49,907)	(13,664)	(3,625)	(128,464)	(47,980)	89,084	—	(193,733)	(77,048)	(128,464)
Derivatives	147,501	(144,099)	13,411	(14,827)	69,786	70,088	(3,402)	—	138,458	68,672	69,786
Interest in earnings of associates	(47,771)	—	—	(4,147)	3,158	181,244	47,771	(178,929)	1,326	(1,834)	3,158
Interest in earnings of joint ventures	—	—	—	—	—	296,094	—	—	296,094	296,094	—
Income tax expense benefit	93,711	(233,167)	(126,529)	(13,513)	(30,633)	90,866	139,456	—	(79,809)	(49,562)	(30,633)

Profit (loss) from continuing operations	63,044	558,068	209,743	19,059	(279,651)	124,079	(621,112)	(178,929)	(105,699)	207,355	(279,651)
Total net income attributable to:
Owners of the Company	63,044	529,784	132,359	19,059	(58,290)	117,445	(592,828)	(234,239)	(23,666)	129,273	(80,473)
Non-controlling interests	—	28,284	77,384	—	(221,361)	6,634	(28,284)	55,310	(82,033)	78,082	(199,178)

	63,044	558,068	209,743	19,059	(279,651)	124,079	(621,112)	(178,929)	(105,699)	207,355	(279,651)
Other selected data:
Depreciation and amortization	954,248	312,590	260,818	39,553	588,704	8,285	(1,266,838)	—	897,360	308,657	588,704
EBITDA	886,601	1,347,111	679,706	96,300	1,223,763	353,504	(2,233,712)	(178,929)	2,174,344	957,551	1,223,763
Additions to PP&E, intangible and biological assets	1,300,558	418,803	171,447	6,770	950,064	2,471	(1,719,361)	—	1,130,752	179,979	950,064
Reconciliation of EBITDA:
Profit (loss) for the period	63,044	558,068	209,743	19,059	(279,651)	124,079	(621,112)	(178,929)	(105,699)	207,355	(279,651)
Income tax and social contribution	(93,711)	233,167	126,529	13,513	30,633	(90,866)	(139,456)	—	79,809	49,562	30,633
Financial result, net	(36,980)	243,286	82,616	24,175	884,077	312,006	(206,306)	—	1,302,874	391,977	884,077
Depreciation and amortization	954,248	312,590	260,818	39,553	588,704	8,285	(1,266,838)	—	897,360	308,657	588,704

EBITDA	886,601	1,347,111	679,706	96,300	1,223,763	353,504	(2,233,712)	(178,929)	2,174,344	957,551	1,223,763

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	April 1, 2016 to June 30, 2016 (Restated)
	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of income or loss:
Net sales	2,642,897	16,479,574	1,493,958	—	488,992	1,376,248	341	(19,122,471)	(19,151)	3,340,388	1,983,291	1,376,248
Domestic market	1,001,494	16,479,574	1,493,958	—	374,949	1,312,995	341	(17,481,068)	(19,151)	3,163,092	1,869,248	1,312,995
External market	1,641,403	—	—	—	114,043	63,253	—	(1,641,403)	—	177,296	114,043	63,253
Cost of sales	(2,216,693)	(15,665,191)	(729,430)	—	(369,337)	(907,528)	(8,544)	17,881,884	19,151	(1,995,688)	(1,107,311)	(907,528)
Gross profit	426,204	814,383	764,528	—	119,655	468,720	(8,203)	(1,240,587)	—	1,344,700	875,980	468,720
Selling expenses	(180,311)	(299,521)	(159,886)	—	(95,368)	(2,451)	(101)	479,832	—	(257,806)	(255,354)	(2,451)
General and administrative expenses	(115,335)	(119,596)	(84,627)	—	(16,947)	(82,957)	(85,567)	234,931	—	(270,098)	(142,570)	(82,957)
Other income (expense), net	(31,531)	117,352	(640)	—	152	(10,067)	(18,409)	(85,821)	—	(28,964)	(18,896)	(10,068)
Financial results	206,657	(146,745)	(45,932)	—	(25,351)	(406,421)	(286,562)	(59,912)	8,700	(755,566)	(256,551)	(406,421)
Financial expense	(211,252)	(12,042)	(164,259)	—	(13,883)	(477,461)	(198,501)	223,294	8,700	(845,404)	(345,877)	(477,461)
Financial income	165,611	54,659	118,072	—	845	74,125	131,974	(220,270)	—	325,016	250,692	74,125
Foreign exchange losses, net	(45,045)	423,806	118,707	—	27,928	35,538	351,978	(378,761)	—	534,151	563,265	35,538
Derivatives	297,343	(613,168)	(118,452)	—	(40,241)	(38,623)	(572,013)	315,825	—	(769,329)	(724,631)	(38,623)
Interest in earnings of associates	(12,492)	—	—	—	(2,157)	2,565	342,526	12,492	(346,534)	(3,600)	(6,676)	2,565
Interest in earnings of joint ventures	—	—	—	—	—	—	252,594	—	—	252,594	252,594	—
Income tax expense benefit	(79,297)	(74,250)	(163,127)	—	4,078	(3,018)	100,140	153,547	(2,958)	(64,885)	(58,909)	(3,017)

Profit (loss) from continuing operations	213,895	291,623	310,316	—	(15,938)	(33,629)	286,563	(505,518)	(330,937)	216,375	389,618	(33,629)
Profit from discontinued operation, net of tax	—	—	—	25,595	—	—	9,855	—	(9,855)	25,595	25,595	—
Total net income attributable to:
Owners of the Parent	213,895	279,440	310,316	9,867	(15,938)	(11,006)	296,418	(493,335)	(564,341)	25,316	279,910	(11,006)
Non-controlling interests	—	12,183	—	15,728	—	(22,623)	—	(12,183)	223,549	216,654	135,303	(22,623)

	213,895	291,623	310,316	25,595	(15,938)	(33,629)	296,418	(505,518)	(340,792)	241,970	415,213	(33,629)
Other selected data:
Depreciation and amortization	541,002	148,653	122,037	—	21,959	215,647	4,528	(689,655)	—	364,171	148,523	215,647
EBITDA	627,537	661,271	641,412	—	27,294	591,457	477,513	(1,288,808)	(336,679)	1,400,997	853,601	591,456
Additions to PP&E, intangible and biological assets	357,730	225,846	109,321	—	9,339	539,219	1,803	(583,576)	—	659,682	120,462	539,219
Reconciliation of EBITDA:
Profit (loss) for the period	213,895	291,623	310,316	—	(15,938)	(33,629)	286,563	(505,518)	(330,937)	216,375	389,618	(33,629)
Income tax and social contribution	79,297	74,250	163,127	—	(4,078)	3,018	(100,140)	(153,547)	2,958	64,885	58,909	3,017
Financial result, net	(206,657)	146,745	45,932	—	25,351	406,421	286,562	59,912	(8,700)	755,566	256,551	406,421
Depreciation and amortization	541,002	148,653	122,037	—	21,959	215,647	4,528	(689,655)	—	364,171	148,523	215,647

EBITDA	627,537	661,271	641,412	—	27,294	591,457	477,513	(1,288,808)	(336,679)	1,400,997	853,601	591,456

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	January 1, 2016 to June 30, 2016 (Restated)
	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of income or loss:
Net sales	6,509,176	32,871,326	2,954,034	—	968,117	2,562,139	374	(39,380,502)	(25,208)	6,459,456	3,922,526	2,562,139
Domestic market	2,680,599	32,871,326	2,954,034	—	740,882	2,458,491	374	(35,551,925)	(25,208)	6,128,573	3,695,291	2,458,491
External market	3,828,577	—	—	—	227,235	103,648	—	(3,828,577)	—	330,883	227,235	103,648
Cost of sales	(4,883,779)	(31,265,779)	(1,558,014)	—	(741,281)	(1,778,611)	(9,094)	36,149,558	25,208	(4,061,792)	(2,308,389)	(1,778,611)
Gross profit	1,625,397	1,605,547	1,396,020	—	226,836	783,528	(8,720)	(3,230,944)	—	2,397,664	1,614,137	783,528
Selling expenses	(368,715)	(656,617)	(314,469)	—	(179,342)	(724)	(100)	1,025,332	—	(494,635)	(493,912)	(724)
General and administrative expenses	(278,621)	(220,805)	(157,953)	—	(35,740)	(172,729)	(131,640)	499,426	—	(498,062)	(276,650)	(172,729)
Other income (expense), net	36,948	198,070	(2,656)	—	1,854	(7,794)	(57,722)	(235,018)	—	(66,318)	(58,522)	(7,794)
Financial results	415,898	(279,706)	(142,008)	—	(44,266)	(833,718)	(660,109)	(136,192)	113,480	(1,566,621)	(712,210)	(833,718)
Financial expense	(474,027)	(55,397)	(374,248)	—	(22,680)	(947,113)	(493,710)	529,424	113,480	(1,724,271)	(842,395)	(947,113)
Financial income	327,899	114,210	231,626	—	1,809	135,651	202,481	(442,109)	—	571,567	435,607	135,651
Foreign exchange losses, net	(60,219)	782,103	242,561	—	45,348	82,058	689,587	(721,884)	—	1,059,554	1,070,827	82,058
Derivatives	622,245	(1,120,622)	(241,947)	—	(68,743)	(104,314)	(1,058,467)	498,377	—	(1,473,471)	(1,376,249)	(104,314)
Interest in earnings of associates	(48,775)	2,520	—	—	(3,022)	6,122	634,872	46,255	(643,130)	(5,158)	(11,792)	6,122
Interest in earnings of joint ventures	—	—	—	—	—	—	693,938	—	—	693,938	693,938	—
Income tax expense benefit	(447,913)	(184,223)	(267,762)	—	4,645	7,302	214,092	632,136	(38,583)	(80,306)	(49,025)	7,302

Profit (loss) from continuing operations	934,219	464,786	511,172	—	(29,035)	(218,013)	666,406	(1,399,005)	(550,028)	380,502	705,964	(218,013)
Profit from discontinued operation, net of tax	—	—	—	40,548	—	—	18,205	—	(18,205)	40,548	40,548	—
Total net income attributable to:
Owners of the Company	934,219	442,538	511,172	18,216	(29,035)	(59,050)	684,611	(1,376,757)	(970,336)	155,578	526,942	(59,050)
Non-controlling interests	—	22,248	—	22,332	—	(158,963)	—	(22,248)	402,103	265,472	219,570	(158,963)

	934,219	464,786	511,172	40,548	(29,035)	(218,013)	684,611	(1,399,005)	(568,233)	421,050	746,512	(218,013)
Other selected data:
Depreciation and amortization	1,184,444	312,272	241,085	—	42,588	425,432	7,489	(1,496,716)	—	716,594	291,164	425,432
EBITDA	2,150,678	1,240,987	1,162,027	—	53,174	1,033,835	1,119,912	(3,391,665)	(624,925)	2,744,023	1,758,362	1,033,835
Additions to PP&E, intangible and biological assets	1,168,364	405,011	203,460	—	18,687	824,094	2,640	(1,573,375)	—	1,048,881	224,788	824,094
Reconciliation of EBITDA:
Profit (loss) for the period	934,219	464,786	511,172	—	(29,035)	(218,013)	666,406	(1,399,005)	(550,028)	380,502	705,963	(218,013)
Income tax and social contribution	447,913	184,223	267,762	—	(4,645)	(7,302)	(214,092)	(632,136)	38,583	80,306	49,025	(7,302)
Financial result, net	(415,898)	279,706	142,008	—	44,266	833,718	660,109	136,192	(113,480)	1,566,621	712,210	833,718
Depreciation and amortization	1,184,444	312,272	241,085	—	42,588	425,432	7,489	(1,496,716)	—	716,594	291,164	425,432

EBITDA	2,150,678	1,240,987	1,162,027	—	53,174	1,033,835	1,119,912	(3,391,665)	(624,925)	2,744,023	1,758,362	1,033,835

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	June 30, 2017
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Statement of financial position:
Cash and cash equivalents	4,046,721	397,154	1,946,200	88,928	186,302	1,715,525	(4,443,875)	—	3,936,955	3,415,115	186,302
Marketable securities	—	—	230,799	1,116	2,290,787	157,106	—	—	2,679,808	389,021	2,290,787
Trade receivables	459,712	1,931,396	638,707	256,850	295,418	17	(2,391,108)	—	1,190,992	895,575	295,418
Derivative financial instruments	651,853	39,657	427,425	570	47,632	469,271	(691,510)	—	944,898	897,267	47,632
Inventories	1,304,801	2,005,640	102,704	233,072	242,566	2,560	(3,310,441)	—	580,902	338,336	242,566
Other financial assets	684,623	—	—	—	—	—	(684,623)	—	—	198,604	—
Other current assets	2,488,783	1,394,120	93,942	83,469	409,490	329,742	(3,882,903)	(95,041)	821,602	463,133	409,490
Other non-current assets	3,123,945	1,001,425	296,142	79,302	2,701,359	1,559,575	(4,125,371)	(8,234)	4,628,143	1,926,783	2,701,359
Investments in associates	234,275	—	—	15,374	43,152	10,942,662	(234,275)	(10,714,468)	286,720	243,567	43,152
Investments in joint ventures	—	—	—	—	—	8,628,851	—	—	8,628,851	8,628,852	—
Biological assets	891,434	—	—	—	—	—	(891,434)	—	—	—	—
Property, plant and equipment	11,011,926	2,345,294	—	231,099	10,747,754	145,914	(13,357,221)	—	11,124,766	376,340	10,747,754
Intangible assets and goodwill	3,218,825	4,607,568	8,449,797	744,589	7,722,305	6,334	(7,826,393)	—	16,923,025	9,200,679	7,722,305
Loans, borrowings and debentures	(11,327,951)	(1,058,413)	(3,974,978)	(329,094)	(10,763,315)	(5,432,356)	12,386,364	—	(20,499,743)	(9,058,509)	(10,763,315)
Derivative financial instruments	(217,995)	(228,038)	—	(12,589)	(14,478)	(169,966)	446,033	—	(197,033)	(182,555)	(14,478)
Trade payables	(1,170,295)	(1,161,605)	(1,318,088)	(261,147)	(424,346)	(4,327)	2,331,900	—	(2,007,908)	(1,583,548)	(424,346)
Real estate credit certificates	—	—	—	—	(143,696)	—	—	—	(143,696)	—	(143,696)
Employee benefits payable	(450,776)	(118,947)	(42,108)	(23,927)	(126,578)	(15,986)	569,723	—	(208,599)	(81,873)	(126,578)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,531,250)	—	—	(1,531,250)	(1,531,250)	—
Lease	—	—	—	—	(1,123,421)	—	—	—	(1,123,421)	—	(1,123,421)
Other current liabilities	(1,220,416)	(1,958,870)	(135,289)	(164,631)	(786,447)	(351,878)	3,179,286	103,275	(1,334,970)	(550,639)	(786,447)
Other non-current liabilities	(1,304,865)	(4,076,271)	(1,642,150)	(226,644)	(5,899,982)	(1,270,988)	5,381,136	—	(9,039,764)	(3,156,389)	(5,899,982)

Total assets (net of liabilities) allocated by segment	12,424,600	5,120,110	5,073,103	716,337	5,404,502	15,180,806	(17,544,712)	(10,714,468)	15,660,278	10,828,509	5,404,502

Total assets	28,116,898	13,722,254	12,185,716	1,734,369	24,686,765	23,957,557	(41,839,154)	(10,817,743)	51,746,662	26,973,272	24,686,765

Equity attributable to owners of the Company	12,425,563	4,898,819	5,073,103	716,337	1,467,689	15,180,208	(17,324,384)	(16,182,126)	6,255,209	9,019,747	1,467,689
Non-controlling interests	(963)	221,291	—	—	3,936,813	598	(220,328)	5,467,658	9,405,069	1,808,762	3,936,813

Total shareholders’ equity	12,424,600	5,120,110	5,073,103	716,337	5,404,502	15,180,806	(17,544,712)	(10,714,468)	15,660,278	10,828,509	5,404,502

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	December 31, 2016
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	COMGÁS	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Cash and cash equivalents	2,787,588	757,140	2,108,253	203,855	260,542	1,926,938	(3,544,728)	—	4,499,588	3,990,930	260,542
Marketable securities	—	—	202,568	10,958	920,413	157,641	—	—	1,291,580	371,167	920,413
Trade receivables	682,813	2,518,713	513,423	240,059	431,461	487	(3,201,526)	—	1,185,430	753,969	431,461
Derivative financial instruments	1,243,260	178,060	437,137	—	3,669	310,274	(1,421,320)	—	751,080	747,411	3,669
Inventories	2,293,492	2,108,825	114,745	228,941	284,579	2,487	(4,402,317)	—	630,752	346,173	284,579
Other financial assets	711,453	—	—	—	—	70,487	(711,453)	(70,487)	—	70,487	—
Other current assets	3,030,674	1,456,418	80,758	141,972	422,458	658,550	(4,487,092)	(107,927)	1,195,811	793,861	422,458
Other non-current assets	2,852,423	1,089,809	307,306	26,036	2,549,631	1,436,632	(3,942,232)	(33,225)	4,286,380	1,761,857	2,549,631
Investments in associates	393,159	—	—	19,400	46,847	11,153,390	(393,159)	(10,932,690)	286,947	240,100	46,847
Investments in joint ventures	—	—	—	—	—	8,506,395	—	—	8,506,395	8,506,395	—
Biological assets	1,119,623	—	—	—	—	—	(1,119,623)	—	—	—	—
Investment property	10,525,166	2,379,438	—	238,346	10,337,119	150,983	(12,904,604)	—	10,726,448	389,329	10,337,119
Intangible assets and goodwill	3,224,303	4,532,282	8,550,984	770,118	7,781,289	7,048	(7,756,585)	—	17,109,439	9,328,150	7,781,289
Loans, borrowings and debentures	(11,556,950)	(1,043,995)	(4,070,076)	(471,661)	(8,523,175)	(5,273,585)	12,600,945	—	(18,338,497)	(9,138,129)	(8,523,175)
Derivative financial instruments	(789,193)	(648,070)	—	(35,155)	(12,303)	(248,386)	1,437,263	—	(295,844)	(283,541)	(12,303)
Trade payables	(1,147,089)	(1,148,013)	(1,226,634)	(232,690)	(565,539)	(8,247)	2,295,102	—	(2,033,110)	(1,467,570)	(565,539)
Real estate credit certificates	—	—	—	—	(195,745)	—	—	—	(195,745)	—	(195,745)
Employee benefits payable	(314,989)	(92,573)	(63,904)	(30,187)	(117,149)	(26,919)	407,562	—	(238,159)	(121,009)	(117,149)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,769,427)	—	—	(1,769,427)	(1,769,427)	—
Leases	—	—	—	—	(1,397,543)	—	—	—	(1,397,543)	—	(1,397,543)
Other current liabilities	(1,507,193)	(2,245,227)	(211,900)	(168,995)	(663,083)	(407,835)	3,752,420	116,036	(1,335,777)	(662,235)	(663,083)
Other non-current liabilities	(1,367,686)	(4,714,035)	(1,549,441)	(132,414)	(5,881,195)	(1,408,841)	6,081,721	115,892	(8,855,999)	(3,065,579)	(5,881,195)

Total assets (net of liabilities) allocated by segment	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Total assets	28,863,954	15,020,685	12,315,174	1,879,685	23,038,008	24,381,312	(43,884,639)	(11,144,329)	50,469,850	27,299,829	23,038,008

Equity attributable to owners of the Company	12,181,817	4,920,333	5,193,219	808,583	1,540,225	15,238,072	(17,102,150)	(16,507,636)	6,272,463	8,965,606	1,540,225
Non-controlling interests	(963)	208,439	—	—	4,142,051	—	(207,476)	5,595,235	9,737,286	1,826,733	4,142,051

Total shareholders’ equity	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

Net sales by segment:

	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017	April 1, 2016 to June 30, 2016 (Restated)	January 1, 2016 to June 30, 2016 (Restated)
Reported segment
Raízen Energia
Ethanol	1,614,698	3,145,257	1,262,340	3,199,252
Sugar	1,221,516	2,513,242	1,115,321	2,961,609
Cogeneration	198,677	239,775	151,438	195,319
Other	71,023	120,874	113,798	152,996

	3,105,914	6,019,148	2,642,897	6,509,176
Raízen Combustíveis
Fuels	17,264,040	34,962,194	16,479,574	32,871,326

	17,264,040	34,962,194	16,479,574	32,871,326
COMGÁS
Industrial	840,938	1,601,201	996,765	2,002,830
Residential	228,418	379,903	197,848	353,254
Cogeneration	50,754	98,477	57,386	111,909
Automotive	54,733	105,989	50,827	97,977
Commercial	79,305	146,984	75,903	146,301
Construction revenue	86,787	143,114	88,095	154,287
Other	18,730	30,264	27,134	87,476

	1,359,665	2,505,932	1,493,958	2,954,034
Moove
Finished goods	425,491	806,714	425,273	851,185
Basic oil	78,650	136,171	59,891	108,833
Other	7,325	15,277	3,828	8,099

	511,466	958,162	488,992	968,117
Logistics
North operations	1,116,347	2,030,515	998,048	1,893,980
South operations	332,963	570,052	302,500	527,328
Container operations	56,833	104,750	75,700	140,831

	1,506,143	2,705,317	1,376,248	2,562,139
Reconciliation
Cosan Corporate
Other	183	362	341	374

	183	362	341	374
IFRS 11—Deconsolidated of adjustments/eliminations joint ventures and eliminations	(20,378,904)	(40,996,877)	(19,141,622)	(39,405,710)
Total	3,368,507	6,154,238	3,340,388	6,459,456

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

7	Cash and cash equivalents

	June 30, 2017	December 31, 2016
Cash and bank deposits	59,430	376,029
Savings account	659,273	409,333
Financial investments	3,218,252	3,714,226

	3,936,955	4,499,588

Financial investments are composed as follows:

	June 30, 2017	December 31, 2016
Investment fund
Repurchase agreements	2,326,493	2,840,760
Bank certificate of deposits—CDB	362,505	363,147

	2,688,998	3,203,907
Bank investments
Repurchase agreements	36,931	26,719
Bank certificate of deposits—CDB	486,419	468,384
Other	5,904	15,216

	529,254	510,319

	3,218,252	3,714,226

8	Marketable securities

	June 30, 2017	December 31, 2016
Government security(i)	2,679,414	1,004,388
Bank certificate of deposits—CDB(ii)	394	287,192

	2,679,808	1,291,580

(i)	Sovereign debt securities classified as held-for-trading have stated interest connected to SELIC and mature in two to five years.
(ii)	Bank certificates of deposits classified as held-for-trading have stated interest rates connected to CDI and mature in two to five years.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

9	Trade receivables

	June 30, 2017	December 31, 2016
Domestic – Brazilian Reais	1,249,812	1,248,270
Export – Foreign currency	52,368	27,446
Allowance for doubtful accounts	(111,188)	(90,286)

	1,190,992	1,185,430
Current	1,143,329	1,130,624

Non-current	47,663	54,806

10	Other current tax receivables

	June 30, 2017	December 31, 2016
ICMS—State VAT	640,875	608,334
Credit installment	37,854	36,708
PIS/COFINS—Revenue tax	346,377	257,920
Other	23,614	15,743

	1,048,720	918,705
Current	281,964	178,856

Non-Current	766,756	739,849

11	Related parties

a)	Receivables from and payables to related parties:

	June 30, 2017	December 31, 2016
Current Asset
Commercial operation
Raízen Energia S.A.	41,502	37,249
Aguassanta Participações S.A.	153	6,342
Radar Propriedades Agricolas S.A.	23	517
Raízen Combustíveis S.A.	16,666	4,206
Other	626	531

	58,970	48,845
Corporate operation / Agreements
Raízen Energia S.A.	—	9,672

	58,970	58,517

Non-current assets
Receivables under the framework agreement
Janus Brasil Participações S.A	30,423	28,705
Raízen Energia S.A.	85,407	114,473

	115,830	143,178
Financial and corporation operations
Rezende Barbosa	35,944	38,944
Other	833	1,618

	36,777	40,562

	152,607	183,740

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	June 30, 2017	December 31, 2016
Current liabilities
Corporate operations
Raízen Energia S.A.	159,295	160,030
Raízen Combustíveis S.A.	106,317	75,624
Other	3,111	1,427

	268,723	237,081

b)	Related party transactions:

	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017	April 1, 2016 to June 30, 2016 (Restated)	January 1, 2016 to June 30, 2016 (Restated)
Sales of goods and services
Raízen Combustíveis S.A	32,959	68,776	34,314	62,211
Raízen Energia S.A.	98,320	176,060	100,063	215,320

	131,279	244,836	134,377	277,531
Purchase of goods / Inputs
Raízen Energia S.A.	(143)	(291)	(191)	(335)
Raízen Combustíveis S.A.	(238,573)	(442,290)	(225,956)	(427,050)

	(238,716)	(442,581)	(226,147)	(427,385)
Discontinued operation
Raízen Energia S.A.	—	—	15,314	31,485

	—	—	15,314	31,485
Shared expense
Raízen Energia S.A.	(20,963)	(38,097)	(18,640)	(33,674)

	(20,963)	(38,097)	(18,640)	(33,674)
Financial result
Usina Santa Luiza	(57)	(261)	131	(70)
Raízen Energia S.A.	3,499	3,784	470	994
Other	—	—	(3)	(3)

	3,442	3,523	598	921

c)	Officers’ and directors’ compensation

	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017	April 1, 2016 to June 30, 2016	January 1, 2016 to June 30, 2016
Short-term benefits to employees and managers	16,989	42,547	69,277	90,387
Post-employment benefits	196	461	1,143	1,334
Other long-term benefits	141	271	20	79
Stock option expense	3,347	6,192	3,416	5,896

	20,673	49,471	73,856	97,696

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

12	Investments in associates

a)	Information in associates of the Company and the Company´s ownership:

	Tellus Brasil Participações S.A.	Novvi Limited Liability Company	Janus Brasil Participações S.A.	Radar Propriedades Agricolas S.A	Radar II Propriedades Agricolas S.A	Other investments	Total
Shares issued by the associate	65,957,282	620,000	1,907,000	1,735,703	81,440,221	—
Shares held by Cosan	33,638,214	200,000	934,430	531,125	24,920,708	—
Cosan ownership interest	51%	33.26%	51%	51%	51%	—
Economic benefits %	5%	33.26%	5%	3%	3%

December 31, 2016	97,002	18,838	33,998	55,148	30,537	51,424	286,947
Interest in earnings (losses) of associates	2,799	(4,147)	588	924	564	598	1,326
Other comprehensive income	—	326	3,182	119	23	—	3,650
Dividends	(1,307)	—	(765)	—	(493)	(6,853)	(9,418)
Capital increase	—	—	1,718	—	—	—	1,718
Other	—	—	—	—	—	2,497	2,497

June 30, 2017	98,494	15,017	38,721	56,191	30,631	47,666	286,720

Interest in earnings (losses) of associates January 1, 2016 to June 30, 2016	(1,461)	(3,022)	3,976	—	—	(4,651)	(5,158)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Cosan S.A. Indústria e Comércio	Cosan Logística S.A.	Companhia de Gás de São Paulo—COMGÁS	Rumo S.A.	Logispot Armazéns Agrícolas S.A.	Other	Radar—Discontinued operation	Total
Shares issued by the associate	407,904,353	368,046,576	130,038,279	1,339,015,898	2,040,816	—	—
Shares held by non-controlling shareholders	152,967,891	101,257,374	47,977,400	934,838,098	1,000,000	—	—
Non-controlling interest	37.50%	27.51%	36.89%	69.82%	49.00%	—	—

December 31, 2016	3,706,727	61,776	1,826,733	4,105,962	36,088	—	—	9,737,286
Interest in earnings (losses) of associates	54,611	(22,182)	78,082	(198,603)	(575)	6,634	—	(82,033)
Interest sales	—	—	—	(5,146)	—	—	—	(5,146)
Other comprehensive income (losses)	122,021	57	—	516	—	—	—	122,594
Dividends	(143,635)	—	(127,094)	(3,246)	—	(18,045)	—	(292,020)
Capital increase	—	2,815	—	—	—	—	—	2,815
Other	(14,674)	(1,056)	31,041	(105,748)	—	12,010	—	(78,427)

June 30, 2017	3,725,050	41,410	1,808,762	3,793,735	35,513	599	—	9,405,069

Interest in (losses) earnings of associates January 1, 2016 to June 30, 2016 (Restated)	225,635	(20,770)	197,239	(158,175)	(788)	—	22,331	265,472

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

13	Investments in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the joint venture	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50.00%	50.00%

Interest in earnings of joint ventures June 30, 2016	220,905	473,033	693,938
December 31, 2016	3,190,822	5,315,573	8,506,395
Interest in earnings of joint ventures	264,447	31,647	296,094
Other comprehensive losses	(3,351)	324,955	321,604
Interest on capital	(42,000)	—	(42,000)
Dividends	(219,000)	(234,242)	(453,242)

June 30, 2017	3,190,918	5,437,933	8,628,851

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 6, Segments.

Pursuant to the terms of the Raízen Joint Venture—Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in “Other taxes payable”. Additionally, Cosan granted access to Raízen a credit line (stand-by facility) in the amount of US$ 350,000 thousand, which was unused at June 30, 2017.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

14	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2016	1,043,437	716,310	5,270,469	4,474,856	708,580	326,361	12,540,013
Additions	—	—	12,366	3,729	930,683	3,792	950,570
Disposals	(2,239)	(1,926)	—	—	—	(34,814)	(38,979)
Transfers	9,771	312,777	543,623	279,030	(964,719)	(185,115)	(4,633)

At June 30, 2017	1,050,969	1,027,161	5,826,458	4,757,615	674,544	110,224	13,446,971

Depreciation
At December 31, 2016	(255,893)	(287,745)	(742,297)	(542,228)	—	14,598	(1,813,565)
Additions	(19,148)	(36,804)	(242,805)	(194,787)	—	(35,001)	(528,545)
Disposals	234	471	—	—	—	21,784	22,489
Transfers	(702)	(856)	13,492	(12,635)	—	(1,883)	(2,584)

At June 30, 2017	(275,509)	(324,934)	(971,610)	(749,650)	—	(502)	(2,322,205)

At December 31, 2016	787,544	428,565	4,528,172	3,932,628	708,580	340,959	10,726,448

At June 30, 2017	775,460	702,227	4,854,848	4,007,965	674,544	109,722	11,124,766

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

15	Intangible assets and goodwill

	Goodwill	Concession rights	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost:
At December 31, 2016	715,259	16,912,506	435,624	252,474	946,824	376,669	19,639,356
Additions	—	144,527	—	—	25,258	16,379	186,164
Disposals	—	(134,717)	—	—	(3,579)	(4,220)	(142,516)
Transfers	—	341,478	—	—	(11,655)	27,262	357,085

At June 30, 2017	715,259	17,263,794	435,624	252,474	956,848	416,090	20,040,089

Amortization
At December 31, 2016	—	(1,319,980)	(200,876)	(182,616)	(668,695)	(157,750)	(2,529,917)
Additions	—	(217,950)	(41,625)	(11,414)	(67,179)	(30,956)	(369,124)
Disposals	—	113,958	—	—	2,720	4,218	120,896
Transfers	—	(337,991)	—	—	720	(1,648)	(338,919)

At June 30, 2017	—	(1,761,963)	(242,501)	(194,030)	(732,434)	(186,136)	(3,117,064)

At December 31, 2016	715,259	15,592,526	234,748	69,858	278,129	218,919	17,109,439

At June 30, 2017	715,259	15,501,831	193,123	58,444	224,414	229,954	16,923,025

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended June 30, 2017, amounted to R$ 5,155 (R$ 9,659 for the period ended June 30, 2016). The weighted average interest rate used to capitalize borrowing costs on the balance of concession right, was 10.42% p.a. for the period ended June 30, 2017 (12.98% p.a. for the period ended June 30, 2016).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

Intangible assets (excluding goodwill)	Annual rate of amortization—%	June 30, 2017	December 31, 2016
Gas distribution concession—COMGÁS(i)	Concession term	8,174,515	8,240,521
Concession rights—Rumo(ii)	Concession term	7,327,316	7,352,005

		15,501,831	15,592,526
Operating license for port terminal(iii)	4.00	193,123	234,748
Trademarks
Mobil	10.00	34,240	45,654
Comma	—	24,204	24,204

		58,444	69,858
Relationship with customers:
COMGÁS	20.00	193,857	233,971
Lubricants	6.00	30,557	44,158

		224,414	278,129
Other
Software license	20.00	154,927	146,210
Other		75,027	72,709
		229,954	218,919

Total		16,207,766	16,394,180

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;
(ii)	Refers to the concession right agreement of Rumo Malha Norte, which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units (“CGU”) goodwill

The Company tests the recoverable amounts of goodwill arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

During the period ended June 30, 2017, no impairment indicators were identified that would trigger the need for an impairment test.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

16	Loans, borrowings and debentures

	Interest
Description(ii)	Index	Annual interest(i)	June 30, 2017	December 31, 2016	Maturity

Loan and borrowings
BNDES	URTJLP	8.79%	2,377,179	2,663,073	Jun-29
	Fixed	5.21%	1,336,172	1,233,476	Feb-25
	TJ462	9.89%	568,635	651,371	Oct-20
	Selic	12.16%	296,889	313,395	Jun-23
	TJLP	9.03%	85,138	137,130	Jun-23
	Selic	13.65%	4,649	5,277	Sep-20
	Fixed	3.96%	3,060	3,930	Jan-24
	IPCA	11.43%	3,646	3,453	Nov-21
	URTJLP	11.40%	—	17	Jan-17
EIB	US$ + Libor	2.57%	557,909	612,961	Sep-21
Foreign loans	GBP + Libor	3.62%	193,694	218,232	Dec-19
NCE	112% of CDI	11.42%	89,947	120,069	Dec-18
	129.62% CDI	13.34%	551,310	552,576	Jun-23
	129.62% CDI	13.99%	294,923	294,516	Dec-18
	129.62% CDI	13.96%	81,462	80,486	Nov-17
Perpetual Notes	US$	8.25%	1,674,949	1,650,089	—
Resolution 4131	US$	3.17%	135,323	133,957	Oct-20
	US$	2.40%	418,755	407,306	Mar-18
	US$ + Libor	4.79%	—	32,798	Apr-17
Senior Notes Due 2018	Fixed	9.50%	168,088	168,163	Mar-18
Senior Notes Due 2023	US$	5.00%	332,497	322,062	Mar-23
Senior Notes Due 2027	US$	7.00%	2,403,066	2,304,384	Jan-27
Senior Notes Due 2024	US$	7.38%	2,489,428	—	Feb-24
FINEP	Fixed	5.00%	95,271	109,233	Nov-20
Trade banks	CDI + 4.91% p.a.	15.55%	130,974	163,815	Jun-19
	Fixed US$	6.33%	91,365	86,140	Dec-21
Working capital	CDI + 2.80% p.a.	13.22%	394,459	390,024	Dec-18
	CDI + 2.95% p.a.	13.39%	283,460	287,168	Dec-18
	CDI + 0.28% p.m.	14.30%	13,390	9,988	Jan-18
	CDI + 0.33% p.m.	14.58%	10,015	—	Mar-18
	120% do CDI	12.29%	20,236	—	May-18
	118% do CDI	—	26,786	22,605	Sep-17
Prepayment	US$+Libor Tri	3.66%	10,142	55,641	Apr-18
FINIMP	US$+Libor Tri	3.52%	—	40,798	Jun-17

			15,142,817	13,074,133

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	Interest
Description	Index(i)	Annual interest(ii)	June 30, 2017	December 31, 2016	Maturity

Debentures
Non-convertible debentures	CDI + 2,05% p.a.	12.40%	153,593	154,235	Apr-18
	CDI + 1,30% p.a.	11.57%	298,168	300,183	Oct-17
	CDI + 3,50% p.a.	13.99%	2,345,895	2,347,271	Jun-23
	IPCA	8.88%	557,021	528,340	Dec-25
	108 % of CDI	10.99%	347,813	350,852	Jul-18
	IPCA	10.24%	1,358,617	1,291,413	Sep-20
	Fixed	13.13%	163,806	163,862	Oct-20
	CDI	11.13%	132,013	128,208	Sep-19

			5,356,926	5,264,364
Total			20,499,743	18,338,497

Current			3,138,701	2,404,009

Non-current			17,361,042	15,934,488

(i)	At June 30, 2017
(ii)	The Company’s debts with national and international development agencies have bank guarantees. Guarantees are contracted with first-tier banks guaranteeing the total amount of debt.

The Company used for calculating the average rates, on an annual basis, the annual average CDI of 8.75% and TJLP of 6%.

Senior Notes 2024

On February 9, 2017, the indirect subsidiary, “Rumo S.A”, issued a foreign debt, Senior Notes Due 2024 (“2024 Notes”) in the total amount of US $ 750,000 thousands maturing on February 2024 with coupon of 7.38% p.a, paid semiannually. This debt is protected by exchange and interest rate swaps.

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	June 30, 2017	December 31, 2016
Reais (R$)	12,192,615	12,474,129
Dollar (USD)(i)	8,113,434	5,646,136
Pound (GBP)	193,694	218,232

	20,499,743	18,338,497

(i)	At June 30, 2017, all dated debts denominated in US Dollars have currency risk protection through derivatives (Note 27).

Below are the movements that occurred for the six-month period ended June 30, 2017.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

At December 31, 2016	18,338,497

Raised	2,549,576
Payment	(1,677,576)
Interest, exchange rate and fair value	1,289,246

At June 30, 2017	20,499,743

Available credit line

As of June 30, 2017, the Company and its subsidiaries had available credit lines from BNDES, which were not used, in the total amount of R$ 372,230 (R$ 541,639 on December 31, 2016).

Financial Covenants

The Company and its subsidiaries are subject to certain restrictive clauses in most of the loan and financing agreements, based on certain financial and non-financial indicators.

At June 30, 2017, the Company and its subsidiaries were in compliance with all debt financial covenants.

17	Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	June 30, 2017				December 31, 2016
	Less than one year	Between one and five years	More than five years	Total	Total
Future minimum lease payments	445,857	745,003	294,390	1,485,250	1,837,441
Rolling stock	417,509	659,462	202,893	1,279,864	1,616,719
Terminal	23,400	81,308	91,497	196,205	207,950
Other	4,948	4,233	—	9,181	12,772
Interests	(103,173)	(198,383)	(60,273)	(361,829)	(439,898)
Rolling stock	(88,119)	(159,459)	(41,078)	(288,656)	(358,158)
Terminal	(14,343)	(38,411)	(19,195)	(71,949)	(79,611)
Other	(711)	(513)	—	(1,224)	(2,129)

Present value of minimum lease payments	342,684	546,620	234,117	1,123,421	1,397,543

Current				342,684	472,632

Non-current				780,737	924,911

Leases have various expiration dates, the last maturing in June 2043. The amounts are updated annually by Brazilian market price index (Índice Geral de Preços do Mercado-IGPM) plus TJLP (Long-Term Interest Rate) or CDI.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

Operating leases

At June 30, 2017, the future minimum lease payments under non-cancellable leases are as follows:

	June 30, 2017				December 31, 2016
	Total future minimum payments
	Less than one year	Between one and five years	More than five years	Total	Total
Assets	11,202	29,478	8,135	48,815	53,171

The rentals are recognized as expenses (Note 25) on a straight-line basis over the life of the respective agreement.

18	Concessions payable

	Concessions payable		Judicial deposits
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Payables
Rumo Malha Sul	68,246	73,707	—	—
Rumo Malha Paulista	49,551	52,979	—	—

	117,797	126,686	—	—
Court Discussion
Rumo Malha Paulista	1,448,672	1,345,722	119,694	118,820
Rumo Malha Oeste	1,215,972	1,135,398	20,137	19,464

	2,664,644	2,481,120	139,831	138,284

Total	2,782,441	2,607,806	139,831	138,284

Current	26,987	27,662

Non-current	2,755,454	2,580,144

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

19	Trade payables

	June 30, 2017	December 31, 2016
Natural gas suppliers	1,496,844	1,377,528
Materials and service suppliers	705,449	789,675
Fuels suppliers	862	706
Judicial deposits(i)	(294,976)	(294,976)
Other	99,729	160,177

	2,007,908	2,033,110

Current	2,007,650	2.032.542

Non-current	258	568

(i)	There is a judicial discussion between the subsidiary COMGÁS and its gas supplier. The gas supplier is charging different prices comparing to the gas supply market. At June 30, 2017, the balance of judicial discussion is R$ 1,068,488 (R$ 1,045,311 on December 31, 2016). The amount is secured by judicial deposit R$ 294,976 (R$ 294,976 on December 31, 2016) and the guaranteed value through surety is of R$ 773,512 (R$ 750,335 on December 31, 2016).

20	Other taxes payable

	June 30, 2017	December 31, 2016
Tax amnesty and refinancing program—Refis	215,163	215,565
ICMS – State VAT	122,904	84,700
COFINS—Revenue tax	66,221	54,208
PIS—Revenue tax	14,020	11,337
INSS—Social security	6,099	7,033
Other	19,030	42,102

	443,437	414,945

Current	287,604	261,169

Non-Current	155,833	153,776

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

21	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017	April 1, 2016 to June 30, 2016 (Restated)	January 1, 2016 to June 30, 2016 (Restated)
(Loss) profit before taxes	(11,441)	(25,890)	281,260	460,808
Income tax and social contribution at nominal rate (34%)	3,890	8,803	(95,628)	(156,675)
Adjustments to reconcile nominal to effective tax rate
Interest in earnings of investees (non-taxable income)	13,181	101,123	84,658	234,185
Credit claims for damages	—	—	907	2,305
Differences in tax rates on earnings / losses of overseas companies	(7,739)	(44,908)	(58,886)	(102,969)
Differences in tax rates on entities under Brazilian presumed profits tax regime	(114)	(211)	(37)	(124)
Operating profit from activity	10,930	14,965	6,562	17,252
Stock options expenses	(967)	(1,934)	(1,002)	(2,005)
Interest on capital (net received)	(8,500)	(14,280)	(7,650)	(13,260)
Non-deductible expenses (donations, gifts, etc.)	(2,308)	(8,400)	(3,619)	(5,647)
Tax losses not recorded(i)	(39,081)	(127,763)	(6,377)	(70,150)
Costs of issuing equity instruments	—	—	21,307	21,307
Other	(5,271)	(7,204)	(5,120)	(4,525)

Income tax and social contribution benefit (expense)—current and deferred	(35,980)	(79,809)	(64,885)	(80,306)

Effective rate—%	N/A	N/A	23.07	17.43

(i)	Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

b)	Deferred income tax assets and liabilities:

	June 30, 2017				December 31, 2016
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carry forwards
Income tax loss carry forwards	8,684,753	2,171,188	—	2,171,188	1,900,366
Social contribution tax loss carry forwards	8,818,635	—	793,677	793,677	704,480
Temporary differences
Foreign currency losses	1,824,166	456,041	164,175	620,216	590,582
Provision for judicial demands	1,158,656	289,664	104,279	393,943	401,413
Impairment	771,302	192,825	69,417	262,243	290,470
Business combination—Property, plant and equipment	442,285	110,571	39,806	150,377	151,060
Tax deductible goodwill	(615,980)	(153,995)	(55,438)	(209,433)	(107,520)
Gains or losses on actuarial liabilities	418,122	104,530	37,631	142,161	138,655
Allowance for doubtful accounts	499,304	124,826	44,937	169,763	156,717
Regulatory asset	200,525	50,131	18,047	68,179	71,039
Profit sharing	39,595	9,899	3,564	13,462	28,923
Concession contract	(28,379)	(7,095)	(2,554)	(9,649)	(10,616)
Business combination—Other fair value adjustments	(125,087)	(31,272)	(11,258)	(42,529)	(42,360)
Property, plant and equipment	(152,285)	(38,071)	(13,706)	(51,777)	(55,861)
Unrealized gains on derivatives instruments	(243,531)	(60,883)	(21,918)	(82,801)	(992)
Gain on formation of joint ventures	(3,338,342)	(834,586)	(300,451)	(1,135,036)	(1,135,037)
Business combination—Intangible assets	(10,949,585)	(2,737,396)	(985,463)	(3,722,859)	(3,743,218)
(-) Non-recordable net operating loss and contingencies	(5,591,399)	(1,397,850)	(503,226)	(1,901,076)	(1,753,070)
Other	984,083	246,021	88,567	334,588	354,406

Total net liability		(1,505,452)	(529,914)	(2,035,363)	(2,060,563)
Deferred income tax—Assets				1,662,340	1,490,002
Deferred income tax—Liabilities				(3,697,703)	(3,550,565)

Total net deferred taxes				(2,035,363)	(2,060,563)

c)	Changes in deferred income taxes, net:

At December 31, 2016	(2,060,563)

Recorded through income	(38,470)
Tax loss carryforwards used to settle other tax installments	3,554
Tax loss carryforwards over change of shareholding interest in subsidiary	60,470
Other(i)	(354)

At June 30, 2017	(2,035,363)

(i)	Exchange variation effect due to conversion of invested balance abroad.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

22	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Tax	500,606	479,532	378,071	376,454
Civil, regulatory and environmental	316,489	344,048	178,153	173,884
Labor	440,392	444,984	184,344	164,346

	1,257,487	1,268,564	740,568	714,684

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total
December 31, 2016	479,532	344,048	444,984	1,268,564
Accruals	8,362	9,004	61,129	78,495
Disposal / Reversals	(9,017)	(30,985)	(73,901)	(113,903)
Indexation and interest charges(i)	21,729	(5,578)	8,180	24,331

June 30, 2017	500,606	316,489	440,392	1,257,487

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

(i)	It is included interest reversal.

Tax claims

a)	Judicial claims deemed to be probable losses, fully accrued

	June 30, 2017	December 31, 2016
Compensation with FINSOCIAL	275,572	269,275
State VAT—ICMS credits	93,583	84,778
INSS—Social security	65,476	63,103
PIS and COFINS	11,408	2,449
IPI—Excise tax credit—NT	1,190	1,155
Federal income taxes	329	329
Other	53,048	58,443

	500,606	479,532

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

b)	Judicial claims deemed as possible losses, and therefore not accrued

	June 30, 2017	December 31, 2016
ICMS—State VAT(i)	2,538,390	2,136,241
Federal income taxes	2,392,247	2,188,011
Foreign financial operation	1,018,980	986,179
PIS and COFINS—Revenue taxes	848,550	850,063
IRRF—Withholding tax	892,207	861,531
INSS—Social security and other	583,008	615,403
IPI—Excise tax credit—NT	516,371	512,209
Goodwill Rumo	500,155	483,723
Penalties related to tax positions	416,150	397,441
Compensation with IPI—IN 67/98	130,663	128,456
MP 470—Tax installments	299,866	120,132
Intermodal	83,824	81,247
Stock option	64,276	62,216
Financial transactions tax on loan	50,480	54,896
Social security contributions	45,049	43,764
Compensation credit award	40,151	38,505
Other	1,025,184	992,682

	11,445,551	10,552,699

(i)	ICMS Rumo Malha Paulista: Tax assessment notice issued by the São Paulo State Treasury Department, in the amount of R$ 155,860, against Rumo Malha Paulista S.A, covering the period from February 2011 to July 2015, with the indication of the follow infractions:
a.	Alleged lack of payment of ICMS on railroad services for export;
b.	Improper ICMS credit due to error in the book entry of values higher than those found in the Fiscal Books;
c.	Undue crediting of ICMS for acquisitions supposedly considered as “use and consumption”.
The	Tax authorities also included fines of 50% of the value of the tax and 100% of the amount of the credit considered undue.

Civil, labor, regulatory and environmental

a)	Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•	Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•	Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

b)	Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which the unfavorable outcome is considered possible, are as follows:

	June 30, 2017	December 31, 2016
Civil	2,765,273	2,831,407
Labor	295,758	1,089,119
Regulatory	525,326	397,414
Environmental	377,290	351,915

	3,963,647	4,669,855

23	Shareholders’ equity

a)	Share capital

At June 30, 2017, Cosan Limited’s share capital is composed of the following:

Shareholders—Common shares	Class A and / or BDRs	%	Class B1 shares	%

Group	14,514,418	8.32	96,332,044	100.00
Skagen AS	16,220,419	9.30	—	—
M&G Investment Management Limited	6,056,705	3.47	—	—
Eastspring Investments (Singapore) Limited	2,715,398	1.56	—	—
Free Float	128,851,899	73.90	—	—

Total shares outstanding	168,358,839	96.56	96,332,044	100.00

Treasury shares	5,996,502	3.44	—	—
Total	174,355,341	100.00	96,332,044	100.00

b)	Treasury shares

The Company holds 5,996,502 Class A treasury shares as of June 30, 2017 and December 31, 2016 with a market value of U.S.6.41 per share at June 30, 2017 (U.S.7.51 per share at December 31, 2016).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

c)	Other comprehensive (loss) income

	December 31, 2016	Comprehensive (loss) income	June 30, 2017
Foreign currency translation effects	(322,258)	(15,865)	(338,123)
(Loss) gain on cash flow hedge in joint ventures and subsidiaries	(190,001)	322,203	132,202
Actuarial loss on defined benefit plan	(29,017)	—	(29,017)
Financial instrument with subsidiary	6,000	9,000	15,000
Changes in fair value of available for sale securities	(2,618)	3,323	705

Total	(537,894)	318,661	(219,233)

Attributable to:
Owners of the Company	(480,454)	196,067	(284,387)
Non-controlling interests	(57,440)	122,594	65,154

	December 31, 2015	Comprehensive (loss) income	June 30, 2016

Foreign currency translation effects	(468,350)	145,955	(322,395)
(Loss) on cash flow hedge in joint ventures and subsidiaries	(235,779)	(139,300)	(375,079)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	—	190,735
Actuarial loss on defined benefit plan	28,032	—	28,032
Financial instrument with subsidiary	—	6,000	6,000
Changes in fair value of available for sale securities	6,748	(865)	5,883

Total	(478,614)	11,790	(466,824)

Attributable to:
Owners of the Company	(478,207)	35,503	(442,704)
Non-controlling interests	(407)	(23,713)	(24,120)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

24	Earnings per share

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017	April 1, 2016 to June 30, 2016 (Restated)	January 1, 2016 to June 30, 2016 (Restated)
(Loss) profit attributable from continued operation to ordinary equity holders for basic earnings	(44,781)	(23,666)	19,156	144,199
(Loss) Profit attributable from discontinued operation to ordinary equity holders for basic earnings	—	—	6,160	11,379
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan	—	(484)	(838)	(1,296)
Dilutive effect of subsidiary’s stock option plan—Discontinued operation	—	—	(30)	(40)
Dilutive effect of put option	(15,601)	(15,601)	(15,601)	(15,601)
Share repurchase plan	(355)	—	—	—

(Loss) profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution	(60,737)	(39,751)	2,717	127,302

Profit from discontinued operation attributable to ordinary equity holders adjusted for the effect of dilution	—	—	6,130	11,339

Weighted average number of shares outstanding	264,690,883	264,690,883	264,690,883	264,690,883
Basic (loss) earnings per share from:
Continuing operations	(R$0.1692)	(R$0.0894)	R$0.0724	R$0.5448
Discontinuing operations	—	—	R$0.0233	R$0.0430

	(R$0.1692)	(R$0.0894)	R$0.0956	R$0.5878
Diluted (loss) earnings per share from:
Continuing operations	(R$0.2295)	(R$0.1502)	R$0.0103	R$0.4809
Discontinuing operations	—	—	R$0.0232	R$0.0428

	(R$0.2295)	(R$0.1502)	R$0.0334	R$0.5238

The non-controlling interests of the indirect subsidiary Brado have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of ALL. The exchange ratio shall take into account the economic value for both Brado and ALL shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

For the six month period ended on At June 30, 2017, 6,212,000 share options were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

For the three month period ended on At June 30, 2017, 5,316,230 share options from subsidiary Cosan Logística were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

25	Other (expense) income, net

	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017	April 1, 2016 to June 30, 2016 (Restated)	January 1, 2016 to June 30, 2016 (Restated)
Revenue from sale of scrap / eventual	13,881	20,169	—	—
Insurance reimbursement income	—	1,181	418	7,568
Revenues from port operations	1,735	1,735	—	—
Rental income	(833)	661	831	1,216
Loss on disposal of non-current assets	(14,187)	(14,013)	(2,731)	(9,225)
Net effect of legal proceedings, recoverable and tax installments	(43,840)	(60,906)	(38,322)	(76,191)
Other	(4,476)	(12,587)	10,840	10,314

	(47,720)	(63,760)	(28,964)	(66,318)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

26	Financial results

	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017	April 1, 2016 to June 30, 2016 (Restated)	January 1, 2016 to June 30, 2016 (Restated)
Cost of gross debt
Interest on debt	(450,955)	(937,071)	(463,055)	(903,480)
Monetary and exchange rate variation	(431,052)	(349,183)	490,033	999,744
Derivatives	180,603	44,941	(672,126)	(1,365,035)
Amortization of borrowing costs	(314)	(557)	(62,509)	(62,509)
Discounts obtained from financial operations	—	—	85,274	85,274
Guarantees and warranties on debt	(7,685)	(16,360)	(9,503)	(22,976)

	(709,403)	(1,258,230)	(631,886)	(1,268,982)
Income from financial investment and exchange variation	277,091	465,023	148,048	263,933

	277,091	465,023	148,048	263,933

Cost of debt, net	(432,312)	(793,207)	(483,838)	(1,005,049)
Other charges and monetary variations
Interest on other receivables	31,716	80,615	62,841	130,297
Monetary variation on leases and concessions agreements	(61,864)	(134,992)	(72,174)	(145,582)
Monetary variation on leases	(32,294)	(66,539)	(51,389)	(102,094)
Bank charges	(63,722)	(127,459)	(63,813)	(110,725)
Advances on real state credits	(5,625)	(12,627)	(9,372)	(21,378)
Interest on contingencies and contracts	(16,130)	(35,921)	(30,037)	(59,841)
Interest on other liabilities	(105,118)	(208,415)	(143,098)	(301,799)
Exchange variation	868	(4,329)	35,314	49,550

	(252,169)	(509,667)	(271,728)	(561,572)

(=) Financial results, net	(684,481)	(1,302,874)	(755,566)	(1,566,621)
Finance expense	(867,138)	(1,765,370)	(845,403)	(1,724,271)
Finance income	234,762	517,771	325,016	571,567
Exchange variation	(312,621)	(193,733)	534,151	1,059,554
Derivatives	260,516	138,458	(769,330)	(1,473,471)

Financial results, net	(684,481)	(1,302,874)	(755,566)	(1,566,621)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

27	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

The carrying amount of financial assets and financial liabilities are as follows:

	June 30, 2017	December 31, 2016
Assets
Fair value through profit or loss
Investment funds	2,688,998	3,203,907
Marketable securities	2,679,808	1,291,580
Derivate financial instruments	944,898	751,080

	6,313,704	5,246,567
Loans and receivables
Cash and cash equivalents	1,247,957	1,295,681
Trade receivables	1,190,992	1,185,430
Restricted cash	219,719	200,999
Receivables from related parties	211,577	242,257
Dividends receivable	42,523	144,160

	2,912,768	3,068,527
Total	9,226,472	8,315,094

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	June 30, 2017	December 31, 2016
Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	14,071,397	14,525,030
Leases	1,123,421	1,397,543
Real state credit certificates	143,696	195,745
Trade payables	2,007,908	2,033,110
Other financial liabilities	275,260	203,303
Payables to related parties	268,723	237,081
Dividends payable	28,227	93,500
Tax installments—REFIS	215,163	215,565
Preferred shareholders payable in subsidiaries	1,531,250	1,769,427

	19,665,045	20,670,304
Fair value through profit or loss
Loans, borrowings and debentures	6,428,346	3,813,467
Contingent consideration	112,097	166,807
Derivative financial instruments	197,033	295,844

	6,737,476	4,276,118
	26,402,521	24,946,422

During the period ended at June 30, 2017, there was no reclassification between categories, fair value through profit or loss, loans and receivables and liabilities at the amortized cost presented above.

Risk management structure

As at June 30, 2017 and December 31, 2016, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Exchange rate derivatives
Forward agreements	27,569	438,689	570	(14,983)
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,667,380	1,988,540	205,613	104,491
Swap agreements (exchange and interest rate)	7,372,596	4,315,575	541,682	365,728

	10,039,976	6,304,115	747,295	470,219
Total financial instruments			747,865	455,236

Assets			944,898	751,080

Liabilities			(197,033)	(295,844)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

Credit risk

	June 30, 2017	December 31, 2016
Cash and cash equivalents(i)	3,936,955	4,499,588
Trade receivables(ii)	1,190,992	1,185,430
Derivative financial instruments(iii)	944,898	751,080
Marketable securities(i)	2,679,808	1,291,580
Restricted cash(i)	219,719	200,999

	8,972,372	7,928,677

(i)	The credit risk on cash and cash equivalents, marketable securities, restricted cash and assets derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	June 30, 2017	December 31, 2016
AAA	2,324,718	—
AA+	523,512	—
AA	4,030,631	5,499,565
A	737,137	983,384
BB+	1,135	—
B	10,806	—
BBB	—	260,298

(ii)	Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

The requirement for impairment is analyzed at each reporting date on an individual basis for major clients. Additionally, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. Management considers that the credit risk is covered by the allowance for doubtful accounts.

(iii)	Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As mentioned in Note 1, Management has been working on measures to enable the subsidiary Cosan Logística to honor its Commitments.

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	June 30, 2017					December 31, 2016
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(4,553,225)	(5,765,605)	(9,984,771)	(11,788,656)	(32,092,257)	(29,957,136)
Trade payables	(2,007,650)	(258)	—	—	(2,007,908)	(2,033,110)
Other financial liabilities	(275,260)	—	—	—	(275,260)	(203,303)
REFIS	(12,842)	(12,618)	(14,488)	(193,563)	(233,511)	(235,919)
Leases	(544,075)	(351,488)	(500,042)	(330,982)	(1,726,587)	(1,824,890)
Derivative financial instruments	(96,932)	(100,633)	(356,894)	(227,049)	(781,508)	—
Real estate credits certificates	(118,788)	(40,681)	—	—	(159,469)	(243,628)

	(7,608,772)	(6,271,283)	(10,856,195)	(12,540,250)	(37,276,500)	(34,497,986)

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

a)	Foreign exchange risk

As at June 30, 2017 and December 31, 2016, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in Brazilian Reais:

	June 30, 2017		December 31, 2016
	R$	US$	R$	US$
Cash and cash equivalents	325,260	98,320	424,334	130,200
Trade receivables	22,119	6,686	11,940	3,664
Advances to suppliers	—	—	58,866	18,062
Trade payables	—	—	(22,005)	(6,752)
Loans, borrowings and debentures	(8,791,356)	(2,657,443)	(6,323,330)	(1,940,207)
Contingent consideration	(31,400)	(9,492)	(68,388)	(20,984)
Derivative financial instruments(i)	6,778,402	2,048,970	6,413,619	1,967,911

Foreign exchange exposure, net	(1,696,975)	(512,959)	495,036	151,894

(i)	These balances are equivalent to the notional amount in US Dollars converted to R$ at the Dollar rate of June 30, 2017.

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at June 30, 2017, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at June 30, 2017, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
		Scenario
	June 30, 2017	Probable	25%	50%	-25%	-50%
USD	3.3082	3.4100	4.2625	5.1150	2.5575	1.7050

The external source used by the company for market projections was a specialized consultant.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

Considering the above scenario the profit or loss would be impacted as follows:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	USD fluctuation	8,549	71,588	143,175	(71,588)	(143,175)
Trade receivables	USD fluctuation	681	5,699	11,400	(5,700)	(11,400)
Exchange rate derivatives(i)	USD fluctuation	97,396	773,375	1,546,750	(773,375)	(1,546,750)
Exchange rate	USD and
and interest derivatives(i)	CDI fluctuation	399,301	1,116,759	2,198,379	(1,046,695)	(2,128,519)
Loans, borrowings and debentures	USD fluctuation	(180,655)	(1,512,848)	(3,025,698)	1,512,849	3,025,700
Contingent consideration	USD fluctuation	(966)	(8,091)	(16,183)	8,091	16,183

Impacts on profit or loss		324,306	446,482	857,823	(376,418)	(787,961)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

b) Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	June 30, 2017
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	496,000	124,000	248,000	(124,000)	(248,000)
Marketable securities	33,650	8,413	16,825	(8,413)	(16,825)
Other financial assets	—	—	—	—	—
Leases	(97,176)	(24,294)	(48,588)	24,294	48,588
Advances on real state credits	(12,430)	(3,107)	(6,215)	3,107	6,215
Interest rate derivatives	207,816	(82,992)	(44,217)	269,763	665,382
Loans, borrowings and debentures	(1,928,174)	(777,232)	(1,608,388)	672,947	1,320,847

Impacts on profit or loss	(1,300,314)	(755,212)	(1,442,583)	837,698	1,776,207

The probable scenario considers the estimated interest rate, made by a specialized third part and Banco Central do Brasil as follows:

	Probable	25%	50%	-25%	-50%
SELIC	8.75%	10.94%	13.13%	6.56%	4.38%
CDI	8.65%	10.81%	12.98%	6.49%	4.33%
TJ462	7.00%	8.50%	10.00%	5.50%	4.00%
TJLP	6.00%	7.50%	9.00%	4.50%	3.00%

(i)	The external source used by the company for market projections was a specialized consultant.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

Financial instruments fair value

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The cash and cash equivalents, accounts receivable, trade receivables, trade payables and other current liabilities approximate their carrying amount largely due to the short-term maturity of these instruments.

•	The fair values of the quoted notes and bonds are based on price quotations at the reporting date. The fair value of unquoted instruments, loans from banks and other financial liabilities, obligations under finance leases, as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 16) is based on their quoted market price are as follows:

Senior Notes Due	June 30, 2017	December 31, 2016
2018	99.50%	95.68%
2023	99.51%	96.05%
2024	103.22%	—
2027	102.54%	—

•	The fair value of Perpetual Notes listed on the Luxembourg Stock Exchange (Note 16) is based on their quoted market price as June 30, 2017 of 100,05% (103.03% at December 31, 2016) of the face value of obligations at June 30, 2017.

•	The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 16).

The Company and its subsidiaries enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with observable market data refer mainly to interest rate swaps and foreign exchange forward contracts.

The fair value of derivative financial instruments is determined using valuation techniques and observable market data. The valuation techniques applied more often include pricing models and swaps contracts, with a present value calculation. The models consider various data, including counterparty credit quality, spot exchange rates, forward curves of interest rates and curves of the commodity term rates.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

			Assets and liabilities measured at fair value
	Carrying amount		June 30, 2017		December 31, 2016
	June 30, 2017	December 31, 2016	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	2,688,998	3,203,907	2,688,998	—	3,203,907	—
Marketable securities	2,679,808	1,291,580	2,679,808	—	1,291,580	—
Derivate financial instruments	944,898	751,080	944,898	—	751,080	—

Total	6,313,704	5,246,567	6,313,704	—	5,246,567	—

Liabilities
Loans, borrowings and debentures	(6,428,346)	(3,813,467)	(6,428,346)	—	(3,813,467)	—
Contingent consideration	(112,097)	(166,807)	—	(112,097)	—	(166,807)
Derivative financial instruments	(197,033)	(295,844)	(197,033)	—	(295,844)	—

Total	(6,737,476)	(4,276,118)	(6,625,379)	(112,097)	(4,109,311)	(166,807)

Hedge accounting

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At December 31, 2016	1,534,072	(146,697)	1,387,375
Initial measurement	2,461,836	—	2,461,836
Interest amortization	(9,596)	(9,067)	(18,663)
Fair value	145,172	(45,511)	99,661

At June 30, 2017	4,131,484	(201,275)	3,930,209

In May 2017 the indirect subsidiary COMGÁS designated hedge accounting of fair value for its “Debêntures 5ª issuance” loan agreement. Using derivative operations, COMGÀS protected its future cash flow by changing the interest risk linked to the IPCA (National Wide Consumer Price Index) by percentages of the CDI (Interbank deposit rate).

Capital management

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

28	Post-employment benefits

	June 30, 2017	December 31, 2016
Futura	46,027	43,401
Futura II	157	163
COMGÁS	408,229	397,916

	454,413	441,480

During the period ended June 30, 2017, the expense recognized in relation to the actuarial contributions was R$13,999 (R$ 13,946 for the six month period ended June 30, 2016).

29	Share-based payment

On April 27, 2017, a new share-based compensation model was approved at the Assembly of the subsidiary Cosan S.A, which became effective as of the granting.

Cosan S.A, issued 274,000 shares of the “share-based compensation plan”, which will be transferred in full and free of charge after 5 years, from the approval of the grant, in a quantity adjusted by the number proportional to the dividends paid in the period, conditioned to the exercise of the functions of the beneficiary the Company, under the terms of each Share granting Program.

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the “share-based compensation plan”, reflecting the determination of Technical Pronouncement CPC 10—Share-based Payment. Given the characteristics of the Plan, the fair value is equivalent to the value of the share on the grant date (R$ 32.11).

The assumptions for fair value measurement of share option plans were as follows:

				Number of instruments on June 30, 2017
Share option programs	Expected life (years)	Interest rate	Expected volatility	Granted	Exercisable options	Outstanding	Market price on grant date	Exercise price at June 30, 2017	Fair value at grant date—R$(i)

August 18, 2011 (A)	1 to 7	12.39	31.44	4,825,000	(3,193,000)	1,237,000	22.80	24.02	6.80
August 18, 2011 (B)	1 to 12	12.39	30.32	5,000,000	(2,000,000)	3,000,000	22.80	24.02	8.15
December 12, 2012 (C)	1 to 7	8.78	31.44	700,000	(48,000)	652,000	38.89	42.08	10.10
April 24, 2013	5 to 7	13.35	27.33	970,000	—	860,000	45.22	48.23	17.95
April 25, 2014	5 to 7	12.43	29.85	960,000	—	945,000	39.02	39.24	15.67
August 31, 2015	5 to 7	14.18	33.09	759,000	—	674,000	19.96	19.50	7.67
April 27, 2017	5	15.00	32.75	274,000	—	274,000	38.15	—	32.11

				13,488,000	(5,241,000)	7,642,000

(i)	The fair value of the employee share options has been measured using the Black-Scholes formula.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

The number and weighted-average exercise prices of share options under the share option programs were as follows:

	Number of options	Weighted- average exercise price—R$
At December 31, 2016	12,138,238	23.96
Granted	274,000	—
Cancellation or settlements	(4,160,238)	—
Share options exercised	(610,000)	26.43

At June 30, 2017	7,642,000	33.33

On December 21, 2016, a new share-based compensation plan was approved at the Assembly of the subsidiary Cosan Logística, which became effective as of the granting, which took place on January 2, 2017.

Cosan Logística, issued 1,513,180 shares of the “share-based compensation plan”, which will be transferred in full and free of charge after 5 years, from the approval of the grant, in a quantity adjusted by the number proportional to the dividends paid in the period, conditioned to the exercise of the functions of the beneficiary the Company, under the terms of each Share granting Program.

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the “share-based compensation plan”, reflecting the determination of Technical Pronouncement CPC 10—Share-based Payment. Given the characteristics of the Plan, the fair value is equivalent to the value of the share on the grant date (R$ 6.10).

30	Subsequent events

Repurchase of shares

In the period from July 3, 2017 to August 9, 2017, the subsidiary Cosan S.A repurchased 1,298,000 common shares in the amount of R$ 44,196, with a maximum unit cost of R$ 35.50, a minimum unit cost of R$ 33,08 and average unit cost of R$ 34.10.

***

2Q17 Earnings Release

São Paulo, August 10, 2017 – COSAN LIMITED (“CZZ” or “Company”) (NYSE: CZZ and B3: CZLT33) announces today its results for the second quarter (April, May and June) of 2017 (2Q17). The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS). Comparisons in this report take into consideration 2Q17 and 2Q16, except where indicated differently.

Summary of Financial Information

Executive Summary—Cosan Pro forma¹	2Q17	2Q16	Chg.%	1Q17	Chg.%
BRL mln	(Apr-Jun)	(Apr-Jun)	2Q17/2Q16	(Jan-Mar)	2Q17/1Q17
Net Revenue	13,072.6	12,790.0	2.2%	12,742.7	2.6%
Gross profit	1,553.7	1,969.0	-21.1%	1,642.4	-5.4%
EBIT	757.7	1,097.6	-31.0%	729.2	3.9%
EBITDA	1,535.5	1,797.3	-14.6%	1,458.8	5.3%
Adjusted EBITDA	1,857.5	1,561.7	18.9%	1,668.6	11.3%
Net Income (Loss)	(44.8)	25.3	n/a	21.1	n/a
Adjusted Net Income (Loss)	55.8	(91.3)	n/a	48.3	15.3%

Note 1: Considering 50% of the results of Raízen Combustíveis and Raízen Energia

Nota 2: Adjusted EBITDA and Net Income does not include non-recurring effects in Cosan S/A, as detailed in its earnings release.

Message from the CEO

We continue to see improvements in Brazilian macroeconomic environment, with declining inflation and interest rates, as well as signs of recovery in some economic sectors. Our expectations for grain crop development are confirmed for now benefitting exports and trade balance. On the other hand, unemployment index is still high and we look forward to the approval of necessary reforms required to ensure a sustainable economic upturn.

Our energy portfolio keeps on delivering consistently while increasing operational efficiency. We continue to outperform the industry average in fuels distribution segment, as a result of a growth strategy implemented four years earlier, combined with our focus on a long-term relationship with the service stations network. An environment of fuel prices volatility tends to enhance Raízen’s differentials regarding supply and logistics efficiency. While speculation remains high around oil and sugar prices, Raízen Energia continues focused on streamlining further its agricultural and industrial operations, optimizing logistics with projects such as the Pentagon and reducing costs, with a firm commitment to deliver results regardless of commodity prices. The gradual increase in natural gas consumption in the industrial segment continues and we keep on growing in residential and commercial segments by converting new consumers and developing new applications for gas, boosting Comgás’ results. Moove recorded substantial growth in results with higher volume in all countries it which it operates and the launch of new products.

I would like to give special attention to Rumo this quarter. As mentioned, our positive outlook for grains crop has been confirmed, resulting in stronger demand for Rumo. Demand, however, is not necessarily a guarantee of results. The soybean and corn crop shipment dynamics was different this year, with an interchange between the two commodities, significantly increasing the operational complexity for a company which has been investing heavily in capacity expansion, implementing and adjusting processes, reducing accidents and improving the reliability of its services. Once again, our results are evidence of Cosan team’s managerial capacity and focus on operational excellence. Rumo’s results speak for themselves, and we are confident that the best is yet to come.

In summary, we keep on working hard to deliver on our guidance, irrespective of whatever challenges may arise.

Marcos Lutz, CEO

1

COSAN LIMITED	Earnings Release 2nd Quarter of the Fiscal Year of 2017

Business Units

Cosan S/A Indústria e Comércio (B3: CSAN3) and Cosan Logística S/A (B3: RLOG3), companies controlled by the Company, reported its results in August 09, 2017. Its Earnings Releases containing the comments from the main financial and operational information, besides its Financial Statements, can be found at the websites below:

•	Cosan S/A (CSAN3): http:/ri.cosan.com.br

•	Cosan Logística (RLOG3 e RUMO3): http://ri.rumolog.com.br

Cosan S/A and Cosan Logística S/A business units that compose Cosan Limited and interest in each reportable segment are shown below:

•	Cosan S.A. (CSAN3)

Raízen Combustíveis (50%)	Fuel Distribution
Raízen Energia (50%)	Sugar, Ethanol and Cogeneration
Comgás (63.1%)	Natural Gas Distribution
Moove (100%)	Lubricants, Basic Oils and Specialties
Cosan Corporativo (100%)	Corporate Structure and Other Investments

•	Cosan Logística S.A. (RLOG3)

Rumo Logística (RUMO3)	Logistics Operator

Executive Summary 2Q17

Cosan S.A. (CSAN3):

Cosan S/A Pro forma: Adjusted EBITDA was R$1.1 billion in 2Q17 (+11%), with Comgás’ improved normalized result being the main highlight. Natural gas sales in 2Q17 recorded growth in industrial, residential and commercial segments. At Raízen Combustíveis, volumes sold outperformed market growth once again, reflecting the expansion and renovation of service stations network. At Raízen Energia, we initiated the 2017/18 crop with delay in crushing and with higher resale and trading volumes of sugar and ethanol following the commercialization strategy for 2017. At Moove, we delivered sales volume growth in Brazil and international operations, boosting EBITDA in the quarter. Cosan’s free cash flow to equity (FCFE) totaled R$613 million in 2Q17, while leverage (net debt/ pro forma EBITDA, Comgás Normalized) remained stable at 2.1x at the end of the period.

Raízen Combustíveis: Adjusted EBITDA went down 7% to R$557 million in 2Q17. Sales volume grew 2% when compared to same period last year (3% from 1Q17) while market shrank 0.5% (source ANP). Otto cycle sales volume grew 4% (5% in gasoline equivalent) while diesel sold by Raízen was up 1% from 2Q16. Differently from the dynamic observed in 2Q16, when ethanol prices had an atypical performance, the quarter had a significant fall in ethanol prices, as usual in the beginning of the crop. This effect, combined with gasoline and diesel price reductions announced by Petrobrás, led to inventory losses in this quarter, partially offset by growth of volume sold and our efficient supply and commercialization strategy.

Raízen Energia: Adjusted EBITDA (excluding biological asset variation, debt hedge accounting and the forex effect on sugar exports came to R$804 million (-4%) in 2Q17, affected by priority given to third parties’ product sales due to the crop commercialization strategy, partially offset by higher average sales price. Crushing reached 19.2 million tons of sugarcane (-14%) due to higher rainfall volume earlier this quarter and a strong basis of comparison in 2Q16 when early crushing was anticipated to March 2016. TCH was 81 tons of cane/hectare, versus 92 tons of cane/hectare in 2Q16, when cane was available but not processed during off-season period). Average TRS stood at 124 kg/ton (+2%) in 2Q17 backed by investments in renewal of own sugarcane. Raízen’s production remains focused on maximizing sugar production—the mix reached 57% for sugar this quarter (55% in 2Q16). Our efforts to improve efficiency and cost reduction are also generating results.

Comgás: EBITDA, normalized by regulatory current account effect, was R$460 million (+38%) in 2Q17, positively impacted by growth in volumes sold and margins corrections in May 2016 and 2017. Sales volume in 2Q17 grew in almost all segments, totaling a 5% increase year-on-year. The 4% increase in industrial segment is due to higher one-off consumption in a few sectors as well as gradual sequential improvement of the industrial activity. Commercial sales volume was up 9%, reflecting the addition of new clients over the last 12 months. The residential segment volume grew 17%, backed by expansion in both gas distribution network and unit consumption, influenced by lower average temperature in the quarter compared to 2Q16.

2

COSAN LIMITED	Earnings Release 2nd Quarter of the Fiscal Year of 2017

Moove: EBITDA in 2Q17 was up 94% to R$53 million, as a result of higher volume sold across all markets, mainly finished lubricants. The total volume sold grew 6% yoy. The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosan.com.br) in the Results Center.

Cosan Logística S.A. (RLOG3):

Rumo’s EBITDA reached R$733 million in 2Q17, up 24% year-on-year. This increase was mainly related to higher volume transported by Rumo in the quarter, due to higher capacity generated with the execution of the company’s Capex plan, combined with record soybean and corn crops. It is worth noting that grains export schedule was rather atypical this year, adding complexity to Rumo’s operations. Second quarter is usually dedicated to soybean transportation, but volumes were smaller from May onwards following drop in commodity prices, as traders decided to store products while waiting for better market conditions. In the meantime, trading companies decided to anticipate second corn crop exports in June, rather than shifting to corn only in the third quarter. Rumo managed to quickly and smoothly adapt its transportation scheduling, shifting from soybean to corn and maximizing transported volumes of both commodities. Besides Rumo increased cost efficiency. Variable costs grew less than transported volume increase, while fixed costs and SG&A, excluding depreciation and amortization, decreased. Thus, Rumo’s EBITDA margin climbed from 43% in 2Q16 to 49% in 2Q17.

Cosan Limited Pro Forma:

Adjusted EBITDA reached R$1.9 billion this quarter (+19%), due to better results from Comgás, Moove and Rumo, partially offset by lower results from Raízen Combustíveis and Raízen Energia. Cosan Limited closed the quarter with a R$ 109 million net loss – R$ 56 million of net profit if adjusted by non recurring effects.

The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosanlimited.com) in the Results Center.

Main Operational and Financial Metrics

Raízen Combustíveis

	2Q17	2Q16	Chg.%	1Q17	Chg.%
	(Apr-Jun)	(Apr-Jun)	2Q17/2Q16	(Jan-Mar)	2Q17/1Q17
Otto Cycle Volume (Gasoline+ Ethanol) (‘000 cbm)	2,941	2,829	4%	2,900	1%
Gasoline Equivalent[3] Volume (‘000 cbm)	2,775	2,633	5%	2,755	1%
Diesel Volume (‘000 cbm)	2,756	2,719	1%	2,625	5%
Adjusted EBITDA Margin[4] (BRL/cbm)	89	97	-8%	111	-20%
Adjusted EBIT[4] (BRL/cbm)	63	73	-14%	87	-28%

Note 3: Sum of gasoline and ethanol volumers, adjusted by the energy coefficient of 0,7221.

Note 4: Excludes non-recurring items

Raízen Energia

Indicators	2Q17	2Q16	Chg.%
	(Apr-Jun)	(Apr-Jun)	2Q17/2Q16
Sugarcane Crushed (mln mt)	19.2	22.4	-14%
Average TRS (kg/tons)	123.6	121.2	2%
TRS/ha	10.0	11.1	-11%
Sugar/Ethanol Production Mix	57% x 43%	55% x 45%	n/a
Adjusted EBITDA[5] (BRL mln)	804.4	835	-4%
Adjusted EBIT5/TRS sold (BRL/ton)	119.8	139	-14%

Note 5: Excludes non-recurring effects

3

COSAN LIMITED	Earnings Release 2nd Quarter of the Fiscal Year of 2017

Comgás

	2Q17	2Q16	Chg.%	1Q17	Chg.%
	(Apr-Jun)	(Apr-Jun)	2Q17/2Q16	(Jan-Mar)	2Q17/1Q17
Total Sales Volume (cbm) Ex-Thermal	1,080	1,032	5%	1,008	7%
Normalized EBITDA[6] (BRL mln)	460	334	38%	384	20%
IFRS EBITDA (BRL mln)	366	641	-43%	313	17%

Note 6: Includes the effect from the regulatory Current Account.

Moove

	2Q17	2Q16	Chg.%	1Q17	Chg.%
	(Apr-Jun)	(Apr-Jun)	2Q17/2Q16	(Jan-Mar)	2Q17/1Q17
Total Sales Volume (‘000 cbm)	92	87	6%	81	14%
EBITDA (BRL mln)	53	27	94%	43	22%

Rumo Logística

Operational and Financial Performance Indicators	2Q17	2Q16	Chg.%
	(Apr-Jun)	(Apr-Jun)	2Q17/2Q16
Consolidated
Operating Ratio	71%	76%	-6,6%
Diesel Comsuption (Liters 000’ TKB)	4,4	4,8	-8,3%
North Operation
Grains from Rondonópolis (MT) to Port of Santos (SP)
Average number of freight cars loaded per day (units)	408	361	13,0%
Transit time (hours)	102,1	101,4	0,7%
Cycle time of freight cars (days)	9,8	10,4	-5,8%
Operação Sul
Grains from terminals in North of Paraná to Port of Paranaguá (PR) and São Francisco do Sul (SC)
Average number of freight cars loaded per day (units)	342	352	-2,8%
Transit time (hours)	50,0	46,1	8,5%
Cycle time of freight cars (days)	7,0	7,4	-5,4%

4

COSAN LIMITED	Earnings Release 2nd Quarter of the Fiscal Year of 2017

Cosan Corporate Results

The following table provides a breakdown of the 2Q17 results by business unit for all segments detailed previously. All information reflects 100% of their financial performance, regardless of the interest held by Cosan. For the purpose of reconciling EBITDA in the column “Cosan S/A Accounting”, the “Adjustments & Eliminations” column reflects the eliminations from operations among all Cosan subsidiaries for consolidation purposes.

Earnings by Business Unit 2Q17	Raízen Combustíveis	Raízen Energia	Comgás	Moove	Cosan Corporate	50% Raízen	Adjustments and Elimination	Cosan S/A Accounting	Adjustments CZZ	Consolidated CZZ Pro forma	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	Consolidated Pro forma
Net Revenue	17,264.0	3,105.9	1,359.7	511.5	0.2	(20,370.0)	0.0	1,871.3	—	1,871.3	1,506.1	—	(8.9)	3,368.6
Cost of Goods and Services Sold	(16,499.3)	(3,095.9)	(866.8)	(354.4)	(0.5)	19,595.2	-0.0	(1,221.8)	—	(1,221.8)	(989.3)	—	8.9	(2,202.2)
Gross Profit	764.8	10.0	492.9	157.0	(0.4)	(774.8)	—	649.5	—	649.5	516.8	—	—	1,166.3
Gross Margin (%)	4.4%	0.3%	36.2%	30.7%	n/a	3.8%	0.0%	34.7%	n/a	34.7%	34.3%	n/a	—	34.6%
Selling Expenses	(328.0)	(186.4)	(164.2)	(99.9)	(0.0)	514.4	—	(264.2)	—	(264.2)	(17.3)	—	—	(281.4)
General and Administrative Expenses	(102.4)	(128.5)	(81.1)	(21.2)	(35.0)	230.9	—	(137.2)	—	(137.2)	(65.9)	0.2	—	(202.9)
Other Operating Income (Expenses)	225.1	(7.7)	(9.3)	(0.3)	(35.9)	(217.3)	—	(45.5)	—	(45.5)	(2.2)	—	—	(47.7)
Equity Pick-up	—	(10.5)	—	(2.6)	137.2	10.5	(97.2)	37.4	(1.2)	36.1	1.4	(52.1)	53.4	38.8
Depreciation and Amortization	162.4	505.5	128.1	19.9	4.1	(667.9)	—	152.1	—	152.1	298.7	0.0	—	450.8
EBITDA	721.8	182.4	366.3	53.0	70.1	(904.2)	(97.2)	392.1	(1.2)	390.8	731.6	(51.9)	53.4	1,123.8
EBITDA Margin (%)	4.2%	5.9%	26.9%	10.4%	n/a	4.4%	n/a	21.0%	n/a	20.9%	48.6%	n/a	n/a	33.4%
Financial result	(71.2)	(98.1)	(41.2)	(4.4)	(211.4)	169.3	—	(256.9)	(2.3)	(259.2)	(432.9)	7.6	—	(684.5)
Income and Social Contribution Taxes	(143.8)	171.3	(70.8)	(10.8)	69.4	(27.5)	—	(12.2)	7.2	(5.0)	(30.8)	(0.1)	—	(36.0)
Non-controlling Interest	(14.6)	—	—	—	—	14.6	(46.9)	(46.9)	—	(46.9)	21.3	(0.3)	28.6	2.6
Net Income	329.9	(249.9)	126.2	17.9	(76.0)	(80.0)	(144.1)	(76.0)	3,6	(72,4)	(9.5)	(44.8)	81.9	(44.8)

Earnings by Business Unit 2016	Raízen Combustíveis	Raízen Energia	Comgás	Moove	Cosan Corporate	50% Raízen	Adjustments and Elimination	Cosan S/A Accounting	Adjustments CZZ	Consolidated CZZ Pro forma	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	Consolidated Pro forma
Net Revenue	34,962.2	6,019.1	2,505.9	958.2	0.4	(40,981.3)	-0.0	3,464.4	—	3,464.4	2,705.3	—	(15.5)	6,154.2
Cost of Goods and Services Sold	(33,246.2)	(5,328.0)	(1,586.9)	(668.4)	(1.6)	38,574.2	0.0	(2,256.9)	—	(2,256.9)	(1,920.2)	—	15.5	(4,161.6)
Gross Profit	1,716.0	691.1	919.0	289.7	(1.3)	(2,407.1)	—	1,207.5	—	1,207.5	785.1	—	0.0	1,992.6
Gross Margin (%)	4.9%	11.5%	36.7%	30.2%	n/a	5.9%	0.0%	34.9%	n/a	34.9%	29.0%	n/a	(0.0)	32.4%
Selling Expenses	(642.1)	(330.7)	(332.0)	(187.3)	(0.1)	972.8	—	(519.4)	—	(519.4)	(19.6)	—	—	(539.0)
General and Administrative Expenses	(218.7)	(287.3)	(158.2)	(41.4)	(74.5)	505.9	—	(274.1)	—	(274.1)	(129.2)	(7.0)	—	(410.3)
Other Operating Income (Expenses)	179.3	(93.0)	(9.9)	(0.2)	(49.3)	(86.2)	—	(59.4)	—	(59.4)	(4.4)	—	—	(63.8)
Equity Pick-up	—	(47.8)	—	(4.1)	449.1	47.8	(150.7)	294.3	(1.2)	293.0	3.2	29.5	(28.2)	297.4
Depreciation and Amortization	312.6	954.2	260.8	39.6	8.3	(1,266.8)	—	308.7	—	308.7	588.7	0.0	—	897.4
EBITDA	1,347.1	886.6	679.7	96.3	332.3	(2,233.7)	(150.7)	957.5	(1.2)	956.3	1,223.8	22.5	(28.2)	2,174.3
EBITDA Margin (%)	3.9%	14.7%	27.1%	10.1%	n/a	5.5%	n/a	27.6%	n/a	27.6%	45.2%	n/a	n/a	35.3%
Financial result	(243.3)	37.0	(82.6)	(24.2)	(285.2)	206.3	—	(392.0)	10.1	(381.9)	(884.1)	(36.9)	—	(1,302.9)
Income and Social Contribution Taxes	(233.2)	93.7	(126.5)	(13.5)	90.5	139.5	—	(49.6)	3.0	(46.6)	(30.6)	(2.6)	—	(79.8)
Non-controlling Interest	(28.3)	—	—	—	—	28.3	(78.1)	(78.1)	—	(78.1)	199.2	(6.6)	(32.4)	82.0
Net Income	529.8	63.0	209.7	19.1	129.3	(592.8)	(228.8)	129.3	11.8	141.1	(80.5)	(23.7)	(60.6)	(23.7)

5

COSAN LIMITED	Earnings Release 2nd Quarter of the Fiscal Year of 2017

Loans and Financing

In June 30, 2017, Cosan Limited’s (CZZ Corporate) gross debt was R$ 678 million (-4%) with no change in the period, except by interest payment/accrual according to the forex variation in the quarter.

Cash and cash equivalents ended the 2Q17 at R$ 335 million, compared to R$ 228 million at the close of the 2Q16, due to the dividend received from its subsidiary Cosan S/A. CZZ Corporate’s net debt ended the quarter at R$ 342 million.

Loans and Financing 2Q17 BRL mln	Comgás	Moove	Cosan Corporate	Consolidated	Raízen Energia	Raízen Combustíveis	Consolidated Pro forma	Cosan Logística	CZZ Corporate	CZZ Pro forma
Opening balance of pro forma net debt	1,584.6	367.0	2,288.1	4,239.7	2,905.4	442.3	7,587.3	7,758.2	475.8	15,821.4

Cash, cash equivalents and marketable securities	2,012.4	82.4	2,010.8	4,105.6	1,718.8	258.9	6,083.3	3,133.5	227.8	9,444.6
Gross Debt	3,597.0	449.4	4,298.9	8,345.3	4,624.2	701.2	13,670.7	10,891.7	703.7	25,266.0

Cash items	(147.9)	(132.6)	(30.1)	(310.6)	307.0	(6.8)	(10.4)	(479.6)	(48.8)	(538.7)

Funding	—	—	44.8	44.8	559.2	—	603.9	67.6	—	671.6
Payment of principal on loans and borrowings	(136.9)	(115.6)	(33.4)	(285.9)	(154.5)	(2.0)	(442.4)	(243.3)	—	(685.7)
Payment of Interest on loans borrowings	(24.2)	(3.4)	(36.7)	(64.3)	(97.7)	(4.8)	(166.7)	(331.4)	(48.8)	(546.9)
Derivatives	13.2	(13.6)	(4.7)	(5.2)	—	—	(5.2)	27.5	—	22.3

Noncash items	98.6	24.9	186.3	309.7	220.5	(75.7)	454.5	320.4	23.0	797.9

Provision for interest (accrual)	57.9	4.1	82.0	144.0	78.8	4.7	227.5	260.6	22.6	510.8
Monetary variation and MTM adjustment of debt	33.9	15.2	68.6	117.7	15.6	6.7	140.0	(5.3)	0.7	135.4
Exchange variation, net of derivatives	6.8	5.5	35.6	48.0	126.0	(87.0)	87.0	65.0	(0.3)	151.7

Closing balance of gross debt	3,547.6	341.7	4,455.1	8,344.4	5,151.6	618.8	14,114.8	10,732.5	677.9	25,525.2

Cash, cash equivalents and marketable securities	2,177.0	90.0	1,537.1	3,804.1	2,023.4	198.6	6,026.1	2,477.1	335.5	8,838.7

Closing balance of pro forma net debt	1,370.6	251.6	2,918.0	4,540.3	3,128.3	420.2	8,088.7	8,255.4	342.4	16,686.5

Obligations due to preferred shareholders of subsidiaries	—	—	1,531.2	1,531.2	—	—	1,531.2	—	—	1,531.2

Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	1,370.6	251.6	4,449.3	6,071.5	3,128.3	420.2	9,620.0	8,255.4	342.4	18,217.8

6

COSAN LIMITED	Earnings Release 2nd Quarter of the Fiscal Year of 2017

Cash Flow Reconciliation

Cash Flow Statement	2Q17
BRL mln	Comgás	Moove	Cosan Corporate	Eliminations	Cosan S/A	Raízen Combined	Eliminations	Cosan S/A Pro forma	Adjustments CZZ	Consolidated CZZ Pro forma	Cosan Logística	CZZ Corporate	Eliminations	CZZ Pro forma
EBITDA	366.3	53.0	70.1	(97.2)	392.1	452.1	(40.0)	804.2	(1.2)	803.0	731.6	(51.9)	52.9	1,535.5

Noncash impacts on EBITDA	26.3	9.1	(121.5)	97.2	11.2	102.9	40.0	154.2	1.2	155.4	79.5	45.2	(52.9)	227.2
Changes in assets and liabilities	(26.0)	17.9	27.8	—	19.7	(123.7)	—	(104.0)	—	(104.0)	(310.8)	(3.9)	—	(418.7)
Operating financial result	47.5	(0.1)	27.2	—	74.7	72.5	—	147.1	(0.0)	147.1	26.0	0.3	—	173.4

Operating Cash Flow	414.2	80.0	3.6	—	497.7	503.9	—	1,001.6	(0.0)	1,001.6	526.2	(10.4)	—	1,517.4

CAPEX	(102.7)	(5.0)	(1.5)	—	(109.2)	(285.4)	—	(394.6)	—	(394.6)	(478.2)	(0.7)	—	(873.5)
Other	1.1	(0.2)	(3.8)	—	(2.9)	23.9	—	21.0	—	21.0	5.4	(8.3)	8.3	26.4

Cash Flow from Investing Activities	(101.6)	(5.2)	(5.2)	—	(112.1)	(261.5)	—	(373.6)	—	(373.6)	(472.8)	(9.0)	8.3	(847.1)

Funding	—	—	44.8	—	44.8	559.2	—	603.9	—	603.9	67.6	—	—	671.6
Loans amortization (Principal)	(136.9)	(115.6)	(33.4)	—	(285.9)	(156.5)	—	(442.4)	—	(442.4)	(342.5)	—	—	(784.9)
Loans amortization (Interest)	(24.2)	(3.4)	(36.7)	—	(64.3)	(102.6)	—	(166.8)	—	(166.8)	(410.0)	(48.8)	—	(625.6)
Derivatives	13.2	(13.6)	(4.7)	—	(5.2)	—	—	(5.2)	—	(5.2)	27.5	—	—	22.3
Other	(0.0)	62.3	(67.5)	(0.0)	(5.2)	(1.4)	—	(6.6)	—	(6.6)	(33.2)	—	(8.3)	(48.2)

Cash Flow from Financing Activities	(147.9)	(70.3)	(97.5)	(0.0)	(315.8)	298.7	—	(17.1)	—	(17.1)	(690.6)	(48.8)	(8.3)	(764.8)

Dividends received	—	—	299.3	—	299.3	—	(296.8)	2.6	—	2.6	1.3	235.2	(235.2)	3.9

Free Cash Flow to Equity	164.6	4.4	200.1	(0.0)	369.1	541.0	(296.8)	613.4	(0.0)	613.4	(635.9)	167.1	(235.2)	(90.6)

Cosan S.A	—	—	(686.4)	—	(686.4)	—	296.8	(389.7)	—	(389.7)	(0.6)	(73.9)	235.2	(229.0)
Cosan Limited	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-controlling Shareholders	—	—	—	—	—	(305.3)	—	(305.3)	—	(305.3)	—	—	—	(305.3)

Dividends paid	—	—	(686.4)	—	(686.4)	(305.3)	296.8	(695.0)	—	(695.0)	(0.6)	(73.9)	235.2	(534.4)

Exchange variation impact on cash and cash equivalents	—	3.2	12.6	—	15.8	8.6	—	24.4	—	24.4	(19.9)	14.6	—	19.0

Cash Generation (Burn) in the Period	164.6	7.6	(473.8)	(0.0)	(301.5)	244.2	—	(57.3)	(0.0)	(57.3)	(656.4)	107.7	—	(605.9)

7

COSAN LIMITED	Earnings Release 2nd Quarter of the Fiscal Year of 2017

Financial Statements

Cosan Limited—Accounting

Indicators	2Q17	2Q16	Chg.%	1Q17	Chg.%	6M17	6M16	Chg.%
BRL mln	(Apr-Jun)	(Apr-Jun)	2Q17/2Q16	(Jan-Mar)	2Q17/1Q17	(Jan-Jun)	(Jan-Jun)	6M17/6M16
EBITDA	1,123.8	1,400.9	-19.8%	1,050.5	7.0%	2,174.3	2,743.7	-20.8%
CAPEX	591.4	641.4	-7.8%	549.5	7.6%	1,140.9	1,064.0	7.2%

Income Statement for the Period	2Q17	2Q16	Chg.%	1Q17	Chg.%	6M17	6M16	Chg.%
BRL mln	(Apr-Jun)	(Apr-Jun)	2Q17/2Q16	(Jan-Mar)	2Q17/1Q17	(Jan-Jun)	(Jan-Jun)	6M17/6M16
Net Revenue	3,368.5	3,340.4	0.8%	2,785.7	20.9%	6,154.2	6,459.5	-4.7%
Cost of Goods and Services Sold	(2,202.2)	(1,995.7)	10.3%	(1,959.4)	12.4%	(4,161.6)	(4,061.8)	2.5%
Gross profit	1,166.3	1,344.7	-13.3%	826.3	41.2%	1,992.6	2,397.7	-16.9%
Selling, general & administrative expenses	(484.3)	(527.9)	-8.3%	(465.0)	4.2%	(949.3)	(992.7)	-4.4%
Other net operating income (expenses)	(47.7)	(29.0)	64.8%	(16.0)	n/a	(63.8)	(66.3)	-3.9%
Financial results	(684.5)	(755.6)	-9.4%	(618.4)	10.7%	(1,302.9)	(1,566.6)	-16.8%
Equity Pick-up	38.8	249.0	-84.4%	258.7	-85.0%	297.4	688.8	-56.8%
Expenses with income and social contribution taxes	(36.0)	(64.9)	-44.5%	(43.8)	-17.9%	(79.8)	(80.3)	-0.6%
Non-controlling interest	2.6	(216.7)	n/a	79.4	-96.7%	82.0	(265.5)	n/a
Discontinued operations	—	25.6	-100.0%	—	n/a	—	40.5	-100.0%
Net Income (Loss)	(44.8)	25.3	n/a	21.1	n/a	(23.7)	155.6	n/a

Balance Sheet	2Q17	1Q17
BRL mln	06/30/2017	03/31/2017
Cash and cash equivalents	3,937	6,544
Marketable Securities	2,680	923
Trade accounts receivable	1,143	999
Inventories	581	600
Derivative financial instruments	945	836
Other current assets	822	806
Other non-current assets	4,676	4,447
Investments	8,916	9,021
Investment properties	—	—
Property, plant and equipment	11,125	10,927
Intangible assets	16,923	16,997
Total Assets	51,747	52,099
Loans and borrowings	20,500	20,441
Financial instruments and derivatives	197	337
Trade accounts payable	2,008	1,927
Payroll	209	162
Other current liabilities	1,782	1,718
Other non-current liabilities	11,391	11,763
Shareholders’ Equity	15,660	15,752
Total Liabilities	51,747	52,099

8

COSAN LIMITED	Earnings Release 2nd Quarter of the Fiscal Year of 2017

Financial Statement including Raízen

Cosan Limited Proforma (including 50% of Raízen)

Indicators	2Q17	2Q16	Chg.%	1Q17	Chg.%	6M17	6M16	Chg.%
BRL mln	(Apr-Jun)	(Apr-Jun)	2Q17/2Q16	(Jan-Mar)	2Q17/1Q17	(Jan-Jun)	(Jan-Jun)	6M17/6M16
EBITDA	1,535.5	1,797.3	-14.6%	1,458.8	5.3%	2,994.3	3,751.2	-20.2%
Adjusted EBITDA	1,857.5	1,561.7	18.9%	1,668.6	11.3%	3,526.2	3,091.3	14.1%
CAPEX	852.1	860.6	-1.0%	1,075.3	-20.8%	1,927.4	1,709.2	12.8%

Income Statement for the Period	2Q17	2Q16	Chg.%	1Q17	Chg.%	6M17	6M16	Chg.%
BRL mln	(Apr-Jun)	(Apr-Jun)	2Q17/2Q16	(Jan-Mar)	2Q17/1Q17	(Jan-Jun)	(Jan-Jun)	6M17/6M16
Net Revenue	13,072.6	12,790.0	2.2%	12,742.7	2.6%	25,815.2	25,737.4	0.3%
Cost of Goods and Services Sold	(11,518.9)	(10,821.0)	6.4%	(11,100.2)	3.8%	(22,619.1)	(21,724.2)	4.1%
Gross profit	1,553.7	1,969.0	-21.1%	1,642.4	-5.4%	3,196.2	4,013.3	-20.4%
Selling, general & administrative expenses	(857.0)	(885.3)	-3.2%	(831.7)	3.0%	(1,688.7)	(1,755.1)	-3.8%
Other net operating income (expenses)	60.9	13.9	n/a	(81.6)	n/a	(20.6)	51.2	n/a
Financial results	(769.1)	(725.6)	6.0%	(636.9)	20.8%	(1,406.0)	(1,498.5)	-6.2%
Equity Pick-up	(6.9)	(9.2)	-24.7%	(16.4)	-57.9%	(23.3)	(22.8)	2.3%
Expenses with income and social contribution taxes	(22.2)	(140.4)	-84.2%	(127.3)	-82.5%	(149.5)	(396.4)	-62.3%
Non-controlling interest	(4.2)	(222.7)	-98.1%	72.6	n/a	68.3	(276.6)	n/a
Discontinued operations	—	25.6	-100.0%	—	n/a	—	40.5	-100.0%
Net Income (Loss)	(44.8)	25.3	n/a	21.1	n/a	(23.7)	155.6	n/a

Balance Sheet	2Q17	1Q17
BRL mln	06/30/2017	03/31/2017
Cash and cash equivalents	6,159	8,522
Marketable Securities	2,680	923
Trade accounts receivable	2,128	1,951
Inventories	2,236	1,771
Derivative financial instruments	1,291	1,154
Other current assets	2,524	2,556
Other non-current assets	6,006	5,785
Investments	379	356
Property, plant and equipment	17,795	17,713
Intangible assets	20,836	20,895
Total Assets	62,034	61,627
Loans and borrowings	26,693	26,107
Financial instruments and derivatives	420	752
Trade accounts payable	3,174	2,930
Payroll	493	396
Other current liabilities	2,719	2,414
Other non-current liabilities	12,765	13,173
Shareholders’ Equity	15,770	15,855
Total Liabilities	62,034	61,627

9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2017

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer